cdl


05008465

82- SUBMISSIONS FACING SHEET

Follow-Up

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Trust & Banking

*CURRENT ADDRESS

PROCESSED
JUN 0 1 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4617 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/1/05

82-4617


RECEIVED
MAY 26 2005

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

May. 24, 2005

ARLS
3-31-05

Financial Results For Fiscal Year 2004

The Sumitomo Trust and Banking Company, Limited ("the Bank" hereafter) announces its financial results for fiscal year 2004 ended March 31, 2005 and forecasts for full fiscal year 2005 ending March 31, 2006. The financial summary is stated as below.

Financial Results for Fiscal Year 2004 <under Japanese GAAP>

Years ended March 31	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2005 (unaudited)	2004	% change	2005
<Consolidated>				
Ordinary Income	500,949	498,256	0.5	4,665.6
Net Ordinary Income	134,161	135,690	(1.1)	1,249.5
Net Income	96,865	79,629	21.6	902.2
Total Assets	15,908,374	15,371,378	3.5	148,164.0
Total Stockholders' Equity	909,726	802,029	13.4	8,472.8
Per Share	Yen		change	U.S.Dollars
Net Income	59.86	53.99	5.87	0.56
Net Income (fully diluted)	58.07	48.33	9.74	0.54
Stockholders' Equity	545.99	481.03	64.96	5.09
	%		change	
BIS Capital Adequacy Ratio	12.50 (preliminary)	12.45	0.05	
Cash Flows	Millions of Yen			Millions of U.S.Dollars
Cash Flows from Operating Activities	324,362	(9,256)		3,021.0
Cash Flows from Investing Activities	(743,034)	17,498		(6,920.3)
Cash Flows from Financing Activities	54,972	28,618		512.0
Cash and Cash Equivalents at End of Year	152,132	516,251		1,416.9

Notes : 1. This financial information is summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material.
2. *U.S. dollar amounts are converted, for convenience only, at 107.37 yen per dollar* (Interbank rate in Tokyo at March 31, 2005).
3. All amounts less than one million yen are presented on a rounding down basis.

4. Average number of shares during the fiscal year ended :
   March 31,2005: Common Stock 1,616,816,792 ; Preferred Stock 29,629,230
   March 31,2004: Common Stock 1,463,144,725 ; Preferred Stock 121,997,692
5. Number of issued shares as of :
   March 31,2005: Common Stock 1,666,072,412 ; Preferred Stock -
   March 31,2004: Common Stock 1,510,362,717 ; Preferred Stock 93,570,000
6. Consolidation and Application of the Equity Method

(1)Consolidated Companies	19	Companies
(newly consolidated)	2	Companies
(excluded)	1	Company
(2)Companies Accounted for by the Equity Method	9	Companies
(newly accounted for by the Equity Method)	4	Companies
(excluded)	-	Company

Years ended March 31	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2005 (unaudited)	2004	% change	2005
<Non-consolidated>				
Ordinary Income	478,474	478,733	(0.1)	4,456.3
Net Ordinary Income	120,587	122,110	(1.2)	1,123.1
Net Income	84,700	73,928	14.6	788.9
Total Assets	16,018,584	15,472,846	3.5	149,190.5
Total Stockholders' Equity	903,013	808,432	11.7	8,410.3
Per Share	Yen		change	U.S.Dollars
Net Income	52.34	50.09	2.25	0.49
Net Income (fully diluted)	50.78	44.86	5.92	0.47
Dividends [Common Stock]	12.00	6.00	6.00	0.11
Dividends [Preferred Stock]	-	6.08	(6.08)	-
Stockholders' Equity	541.96	485.27	56.69	5.05
	%		change	
Equity to Total Assets Ratio	5.6	5.2	0.4	

The Sumitomo Trust & Banking Co., Ltd.

May. 24, 2005

Income Forecasts for Fiscal Year 2005

	Millions of Yen Full Fiscal Year
<Consolidated>	
Ordinary Income	700,000
Net Ordinary Income	140,000
Net Income	80,000
	Yen
Net Income per Share	48.02

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Ordinary Income	480,000
Net Ordinary Income	120,000
Net Income	72,000
	Yen
Net Income per Share	43.22
Cash Dividends per Share	
Common Stock	12.00

Note : Income forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may effect on future operating results. Actual results may differ materially from those forecasts depending on various future events.

For further information, please contact Koichi Onaka / Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : onaka@sumitomotrust.co.jp.

Consolidated Balance Sheets

(Millions of Yen)

	Mar-05 (unaudited)	Mar-04	Change
Assets:			
Cash and Due from Banks	432,183	747,328	(315,145)
Call Loans and Bills Bought	85,255	205,377	(120,122)
Commercial Paper and Other Debt Purchased	219,782	104,628	115,153
Trading Assets	282,812	301,134	(18,322)
Money Held in Trust	2,000	686	1,313
Investment Securities	4,587,489	3,636,779	950,710
Loans and Bills Discounted	9,013,920	8,862,059	151,860
Foreign Exchanges	7,397	13,339	(5,941)
Other Assets	790,045	1,015,665	(225,619)
Premises and Equipment	106,826	108,861	(2,034)
Deferred Tax Assets	80,327	150,047	(69,720)
Customers' Liabilities for Acceptances and Guarantees	399,099	340,283	58,816
Reserve for Possible Loan Losses	(80,806)	(111,785)	30,978
Reserve for Losses on Investment Securities	(17,958)	(3,027)	(14,930)
Total Assets	15,908,374	15,371,378	536,996
Liabilities:			
Deposits	9,130,196	8,785,275	344,920
Negotiable Certificates of Deposit	1,487,025	1,382,259	104,765
Call Money and Bills Sold	301,937	150,700	151,237
Payables under Repurchase Agreements	936,658	1,024,599	(87,940)
Collateral for Lending Securities	53,507	239,138	(185,630)
Trading Liabilities	51,817	47,171	4,645
Borrowed Money	160,608	155,393	5,215
Foreign Exchanges	903	7,216	(6,312)
Corporate Bonds	388,100	330,500	57,600
Convertible Bonds	-	70	(70)
Borrowed Money from Trust Account	1,473,736	1,425,148	48,588
Other Liabilities	515,675	576,391	(60,715)
Reserve for Employee Bonuses	4,371	4,216	155
Reserve for Employee Retirement Benefits	2,551	2,440	111
Deferred Tax Liabilities	40	254	(214)
Deferred Tax Liabilities on Revaluation Reserve for Land	6,613	6,826	(213)
Negative Goodwill	553	1,106	(553)
Acceptances and Guarantees	399,099	340,283	58,816
Total Liabilities	14,913,397	14,478,992	434,405
Minority Interest	85,250	90,356	(5,106)
Stockholders' Equity:			
Capital Stock	287,053	287,018	35
Capital Surplus	240,472	240,437	35
Retained Earnings	279,966	192,150	87,816
Revaluation Reserve for Land, Net of Tax	(3,551)	(3,235)	(315)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	116,628	95,941	20,687
Foreign Currency Translation Adjustment	(6,376)	(5,848)	(527)
Treasury Stock	(4,466)	(4,433)	(33)
Total Stockholders' Equity	909,726	802,029	107,697
Total Liabilities, Minority Interest and Stockholders' Equity	15,908,374	15,371,378	536,996

Notes to Consolidated Balance Sheets at the end of Fiscal Year 2004

1. Trading Assets and Liabilities

Transactions for "Trading Purposes" (purposes for seekingto capture gains arising from short-term changes in interest rates, currency exchange rates or securities prices in markets and other market-related indices or from differences between markets) are included in "Trading Assets" and "Trading Liabilities" on a trade date basis.

Trading account securities and monetary claims are stated at market value of the fiscal year end and financial derivatives for trading purposes, such as swaps, futures or options, are valued on the assumption that they are settled at the end of the fiscal year.

2. Investment Securities

Held-to-maturity debt securities are carried at amortized cost, using the moving average method. Equity securities issued by subsidiaries and affiliated companies those are not consolidated or accounted for using the equity method are stated at moving average cost.

Japanese stocks classified as available-for-sale securities with fair market value are revalued at the average fair market value of the final month in the fiscal year. Securities other than Japanese stocks classified as available-for-sale securities with fair market value are revalued at the fair market value on the end of the fiscal year.

Available-for-sale securities without fair market value are carried at cost or amortized cost using moving average method.

Net unrealized gains (losses) on available-for-sale securities, net of tax are recorded as a separate component of stockholders' equity and its amount is reported on the consolidated balance sheets.

3. Issuance Costs of Bonds and Discounts of Bonds

Issuance costs of bonds are charged to expenses when incurred. Discount of bonds are deferred and amortized using the straight-line method over the lives of the bonds.

4. Reserve for Possible Loan Losses

For the Bank, reserve for possible loan losses is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and internal rules regarding reserve for possible credit losses.

For claims to debtors who are legally bankrupt (due to bankruptcy, subject to the Japanese Civil Rehabilitation Law, suspension of transactions with banks by the rules of clearinghouses, etc.) or virtually bankrupt, the specific reserve is provided based on the amount of claims, after direct deduction described below, net of the amount expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt, a specific reserve is provided based on the amount considered to be necessary by on an overall solvency assessment, on net amounts expected to be collected through the disposal of collateral or execution of guarantees.

Among claims to debtors with more than a certain amount of the Bank's claims to debtors, 1) who are likely to become bankrupt, 2) to whom the Bank has Restructured Loans (see following note 10), or 3) whom the Bank classifies as "Special Mention Debtors" other than substandard ones meeting certain credit criteria, where future cash flows from capital collection and interest receipt could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the original contracted interest rate before relaxing to support and the current book value of the claims.

For claims that are classified to the categories other than above, the general reserve is provided based on the historical loan-loss-ratio.

The reserve for loans to borrowers in specific foreign countries is provided based on expected losses due to the political and economic situation of these countries.

All claims are assessed by the responsible branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The Corporate Risk Management Department, which is independent from branches and credit supervision divisions, subsequently conducts the audits of their assessments, and the reserve is adjusted to reflect the audit results.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or through execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount is 74,881 millions of yen.

For the consolidated subsidiaries, the reserve for possible loan losses is provided based on the historical loan-loss-ratio for ordinary claims, and based on the amount expected to be uncollectible for each specific claim, respectively.

5. Reserve for Losses on Investment Securities

Reserve for losses on investment securities is provided against possible future losses on securities considering the financial conditions of issuers.

6. Reserve for Employee Retirement Benefits

Reserve for employee retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at each year-end.

Prior service cost is recognized in expenses using the straight-line method over the average of the estimated remaining service lives (10 years). Actuarial gains and losses are recognized in expenses using the straight-line method over the average expected remaining service lives (mainly 10 years).

According to initial adoption of a new accounting standard, the excess of the projected benefit obligation over the total of the fair value of pension assets and the liabilities for retirement benefits recorded as of April 1, 2000 amounted to 17,503 millions of yen, is amortized straight-line basis primarily over 5 years from the year ended March 31, 2001.

From this fiscal year, the Bank has implemented an early application of the "Accounting Standard for Employee Retirement Benefits" (issued by the Business Accounting Deliberation Council on June 16, 1998) revised on March 16, 2005 and the Financial Accounting Standard Implementation Guidance No.7, "Implementation Guidance on Accounting Standards for Employee Retirement Benefits" (issued by the Accounting Standards Board of Japan on March 16, 2005). By this application, unrecognized net plan asset, which is now allowed to be regarded as assets or profits, are deducted from unrecognized actuarial loss from this fiscal year. As a result, prepaid pension cost increased by 2,944 millions of yen, and net operating profit as well as income before income taxes increased by the same amount.

7. Hedge Accounting

(Interest Related Transactions)

The Bank manages interest rate risk arising from various assets and liabilities, such as loans, bills discounted, deposits, etc., by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24, hereafter "Report No. 24"). In hedging activities to offset change in the fair value of deposits, loans, etc., as hedged items, the Bank designates hedged items and interest rate swaps etc. as hedging transactions by grouping them by their maturities. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuational factor of interest rate for hedged items and for hedging transactions.

Deferred hedge income and losses resulted from "Macro Hedge Accounting", which are included in "Other Assets" and "Other Liabilities" in the consolidated balance sheets, are amortized over the remaining period for each hedging transaction. As of March 31,2005, deferred hedge losses and income resulted from "Macro Hedge Accounting" are 140,328 millions of yen and 133,020 millions of yen, respectively. "Macro Hedge Accounting" had been the former hedge accounting method, which was stated in the "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.15), under which the Bank managed the total interest rate risk arising from various financial assets and liabilities, such as loans, bills discounted, deposits etc., as a whole by using financial derivative transactions.

(Currency Related Transactions)

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No. 25, hereafter "Report No. 25").

The Bank designates specific currency swaps and foreign exchange swaps made to mitigate the foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedging transactions. The effectiveness of the hedge is assessed by confirming that the monetary claims and debts denominated in foreign currency as hedged items exceed the position of those hedging transactions. The Bank also applies fair value hedge to mitigate foreign currency exchange rate exposure in available-for-sale securities denominated in foreign currencies except for bonds as "Portfolio Hedges" when hedged foreign currency securities are specified in advance to the inception of the transactions and spot forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

(Internal Hedge Transactions)

The Bank strictly applies Report No.24 and 25 to such internal hedging transactions, such as interest rate swaps and currency swaps, etc., made between the consolidated companies or between banking and trading account. The Bank assesses the effectiveness of internal hedging transactions as it does for external ones without arbitrary choices. On the basis described above, income and losses from these transactions are recognized or deferred without netting off.

(Others)

As for specific assets and liabilities, the Bank also applies the individual deferred hedge accounting or the accrual-basis calculation on interest rate swaps.

8. Delinquent Loans

"Loans in Bankruptcy Proceedings" and "Other Delinquent Loans" are 2,975 millions of yen and 94,085 millions of yen, respectively.

Loans in bankruptcy proceedings are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in Article 96 1-3 or 4 of Enforcement Ordinance for the Corporation Tax Law.

Other delinquent loans are non-accrual loans other than 1) loans in bankruptcy proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

9. Loans More than Three Months Past Due

"Loans More than Three Months Past Due" amounts to 188 millions of yen.

Loans more than three months past due are those loans for which principal or interest payments are more than three months past due from the date succeeding the due date, excluding those loans classified as delinquent loans.

10. Restructured Loans

"Restructured Loans" amounts 69,878 millions of yen.

Restructured loans are those loans whose terms have been relaxed to support borrowers who are in financial difficulties excluding delinquent loans and loans more than three months past due.

11. Other Assets

"Other Assets" in the consolidated balance sheets includes the amount of 6,316 million yen of provisional payment of the withholding tax. For this issue, the Bank received reassessment notice from the tax office claiming the Bank's responsibility for collecting withholding tax on some of its repurchase agreement transactions. The Bank filed a petition with the National Tax Tribunal objecting to such tax imposition, whereby the Bank's petition was dismissed on February 22, 2005. However, the Bank disputed the alleged legal basis for this imposition, and then filed a lawsuit in the Tokyo District Court on March 31, 2005 and the claim is currently in litigation.

12. Projected Benefit Obligation

	(Millions of Yen)
Projected Benefit Obligation	(198,046)
Plan Assets (market value)	228,851
Unfunded Projected Benefit Obligation	30,805
Unrecognized Net Actuarial Loss	32,354
Unrecognized Net Prior Service Cost	1,739
Net Amount recognized in the Consolidated Balance Sheets	64,898
of which Prepaid Pension Cost	67,450
of which Reserve for Employee Retirement Benefits	(2,551)

13. Accrued Income of Trust Fees

From this fiscal year 2004, trust fees based on the balance of entrusted assets formerly accounted only at the end of each trust accounting period have been accrued for during the period elapsed in order to more appropriately report the earnings of the Bank. As a result, the ordinary income and the ordinary expenses increased by 230 millions, 72 millions of yen, respectively, and net ordinary income as well as income before income taxes increased by 158 millions of yen.

14. Impairment of Fixed Assets

The Bank has implemented an early application of the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (issued by the Business Accounting Deliberation Council on August 9, 2002), and Financial Accounting Standard Implementation Guidance No.6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets" (issued by the Accounting Standards Board of Japan ("ASBJ") on October 31, 2003), as they permitted such early application from the beginning of April 2004. As a result, income before income taxes decreased by 106 millions of yen.

15. Investment in Limited Partnerships

Investment in limited partnerships and similar partnerships were formerly presented as "Other Assets", but from this fiscal year they are regarded as securities and presented as "Other Securities" due to the implementation of the "Revision of the Securities and Exchange Law " (Legislation No. 97, June 2004).

Consolidated Statements of Operations

(Millions of Yen)

	Mar-05 (unaudited)	Mar-04	Change
Ordinary Income:			
Trust Fees	71,316	76,401	(5,084)
Interest Income:	238,698	213,292	25,405
Interest on Loans and Discounts	120,203	120,786	(582)
Interest and Dividends on Securities	97,186	86,168	11,018
Fees and Commissions	88,466	72,137	16,329
Trading Revenue	4,239	3,760	479
Other Operating Income	46,861	76,227	(29,366)
Other Ordinary Income	51,367	56,437	(5,070)
Total Ordinary Income	500,949	498,256	2,693
Ordinary Expenses:			
Interest Expenses:	89,684	93,583	(3,898)
Interest on Deposits	33,003	29,964	3,039
Fees and Commissions	20,996	19,309	1,686
Trading Expenses	72	-	72
Other Operating Expenses	51,008	49,015	1,992
General and Administrative Expenses	138,239	132,716	5,522
Other Ordinary Expenses	66,787	67,940	(1,153)
Total Ordinary Expenses	366,788	362,565	4,222
Net Ordinary Income	134,161	135,690	(1,529)
Extraordinary Income	28,563	8,017	20,546
Extraordinary Expenses	4,869	5,052	(182)
Income before Income Taxes	157,854	138,656	19,198
Provision for Income Taxes:			
Current	1,981	1,201	779
Deferred	56,216	54,025	2,190
Minority Interest in Net Income	2,791	3,798	(1,007)
Net Income	96,865	79,629	17,236

Notes to Consolidated Statements of Operations for Fiscal Year 2004

1. Trading Profits and Losses
   Profits and losses on trading transactions are shown as "Trading Revenue" or "Trading Expenses" on a trade date basis.

2. Extraordinary Income
   "Extraordinary Income" includes 17,849 millions yen of net transfer from reserve for possible loan losses and 5,617 millions yen of net income due to modified shares in consolidated subsidiaries. .

3. Extraordinary Expenses
   "Extraordinary Expenses" includes 3,659 millions yen of amortization of net transition obligation that arose from initial adoption of accounting standard for employee retirement benefits.

4. External Standards Taxation
   With the implementation of the "Revision of the Local Tax Law" (Legislation No. 9, March 2003) on March 31, 2003, a portion of the tax basis of enterprise taxes is to be a combination of "amount of added value" and "amount of capital" from the fiscal year began on April 1, 2004. Accordingly, such taxes based on a combination of "amount of added value" and "amount of capital" are included in general and administrative expenses in accordance with the "Practical Treatment for Presentation of External Standards Taxation of the Enterprise Taxes in the Statements of Operations" (Practical Solution Report No.12 issued by the ASBJ on February 13, 2004).

5. Income from Securities Held by Partnerships
   With the implementation of the "Revision of the Securities and Exchange Law" (Legislation No. 97, June 2004), investment in limited partnerships and similar partnerships which are regarded as equivalent to securities from this fiscal year, as part of interest income, share of net income raised by those securities held by the partnerships are included in "Interest and Dividends on Securities" instead of "Other Interest Income."

Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of Yen)

	Mar-05 (unaudited)	Mar-04	Change
(Capital Surplus)			
Balance at Beginning of the Period	240,437	240,435	2
Increase	35	2	32
Balance at End of the Period	240,472	240,437	35
(Retained Earnings)			
Balance at Beginning of the Period	192,150	114,190	77,959
Increase	97,524	83,095	14,429
Decrease	9,708	5,135	4,572
Balance at End of the Period	279,966	192,150	87,816

Consolidated Statements of Cash Flows

(Millions of Yen)

	Mar-05 (unaudited)	Mar-04	Change
Cash Flows from Operating Activities :			
Income before Income Taxes and Minority Interest	157,854	138,656	19,198
Depreciation	5,351	5,846	(495)
Losses on Impairment of Fixed Assets	106	-	106
Amortization of Negative Goodwill	(1,407)	(553)	(854)
Equity in Losses (Earnings) of Affiliates	(1,505)	(99)	(1,405)
Increase (Decrease) in Reserve for Possible Loan Losses	(30,978)	(27,275)	(3,703)
Increase (Decrease) in Reserve for Losses on Investment Securities	14,930	3,027	11,903
Increase (Decrease) in Reserve for Employee Bonuses	155	241	(85)
Increase (Decrease) in Reserve for Employee Retirement Benefits	111	160	(49)
Interest Income	(238,698)	(213,292)	(25,405)
Interest Expenses	89,684	93,583	(3,898)
Losses (Gains) on Securities	(23,734)	(54,094)	30,359
Losses (Gains) on Money Held in Trust	(71)	(33)	(37)
Losses (Gains) on Foreign Exchange	(52,828)	107,884	(160,712)
Losses (Gains) on Sale of Premises and Equipment	1,094	1,387	(293)
Net Decrease (Increase) in Trading Assets	18,322	378,791	(360,468)
Net Increase (Decrease) in Trading Liabilities	4,645	(283,231)	287,877
Net Decrease (Increase) in Loans and Bills Discounted	(157,141)	281,413	(438,554)
Net Increase (Decrease) in Deposits	346,289	86,470	259,819
Net Increase (Decrease) in Negotiable Certificates of Deposit	104,765	(176,386)	281,152
Net Increase (Decrease) in Borrowed Money other than Subordinated Borrowings	(4,784)	(1,264)	(3,519)
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	(48,974)	(39,475)	(9,498)
Net Decrease (Increase) in Call Loans and Others	4,440	(163,740)	168,180
Net Increase (Decrease) in Call Money and Others	63,296	(22,333)	85,629
Net Increase (Decrease) in Collateral for Lending Securities	(185,630)	(147,731)	(37,899)
Net Decrease (Increase) in Foreign Exchange Assets	5,937	(1,882)	7,820
Net Increase (Decrease) in Foreign Exchange Liabilities	(6,312)	(2,502)	(3,810)
Net Increase (Decrease) in Borrowed Money from Trust Account	48,588	(52,197)	100,786
Interest Income Received on Cash Basis	237,796	229,674	8,121
Interest Expenses Paid on Cash Basis	(83,227)	(93,158)	9,930
Other - Net	57,546	(56,362)	113,908
Sub-Total	325,622	(8,479)	334,101
Income Tax Paid	(1,259)	(777)	(482)
Net Cash Provided by (Used in) Operating Activities	324,362	(9,256)	333,619
Cash Flows from Investing Activities :			
Purchase of Securities	(11,208,948)	(8,385,863)	(2,823,084)
Proceeds from Sale of Securities	9,442,280	7,368,617	2,073,662
Proceeds from Redemption of Securities	1,031,361	1,035,633	(4,272)
Increase in Money Held in Trust	(1,313)	(686)	(626)
Purchase of Premises and Equipment	(5,756)	(3,047)	(2,708)
Proceeds from Sale of Premises and Equipment	1,301	2,845	(1,543)
Purchase of Stock of Consolidated Subsidiaries	(1,960)	-	(1,960)
Net Cash Provided by (Used in) Investing Activities	(743,034)	17,498	(760,532)
Cash Flows from Financing Activities :			
Proceeds from Subordinated Borrowings	10,000	15,000	(5,000)
Proceeds from Subordinated Bonds and Convertible Bonds	89,538	128,803	(39,265)
Redemption of Subordinated Bonds and Convertible Bonds	(32,400)	(107,366)	74,966
Proceeds from Issuance of Consolidated Subsidiaries' Stock to Minority Stockholders	98	-	98
Cash Dividends Paid	(9,627)	(5,133)	(4,493)
Cash Dividends Paid to Minority Stockholders	(2,595)	(2,615)	19
Purchase of Treasury Stock	(114)	(73)	(40)
Proceeds from Sale of Treasury Stock	73	3	70
Net Cash Provided by (Used in) Financing Activities	54,972	28,618	26,353
Effect on Exchange Rate Changes on Cash and Cash Equivalents	(419)	(2,335)	1,915
Net Change in Cash and Cash Equivalents	(364,119)	34,525	(398,644)
Cash and Cash Equivalents at Beginning of Year	516,251	481,726	34,525
Cash and Cash Equivalents at End of Year	152,132	516,251	(364,119)

Notes to Consolidated Statements of Cash Flows for Fiscal Year 2004

1. Definition of Cash and Cash Equivalents

In preparing the consolidated statements of cash flows, cash and due from Bank of Japan ("BOJ") in the case of the Bank, and cash and due from banks in the case of the consolidated subsidiaries, all are considered to be "Cash and Cash Equivalents."

2. Reconciliation between Cash and Cash Equivalents

	(Millions of Yen)
Cash and Due from Banks	432,183
Due from Banks (excluding due from BOJ)	(280,050)
Cash and Cash Equivalents	152,132

3. Details of significant non-cash transactions

	(Millions of Yen)
Increase in Capital due to Conversion of Convertible Bonds	35
Increase in Capital Surplus due to Conversion of Convertible Bonds	35
Decrease in Convertible Bonds due to Conversion of Convertible Bonds	70

Segment Information by Location (Consolidated)

Year ended March 31, 2005 (unaudited)	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
							(Millions of Yen)
I **Total Ordinary Income**	437,062	30,846	37,047	7,518	512,474	(11,525)	500,949
(1) Unaffiliated Customers	434,986	23,099	35,778	7,085	500,949	-	500,949
(2) Intersegment	2,076	7,746	1,269	432	11,525	(11,525)	-
Total Ordinary Expenses	313,118	28,723	30,713	4,887	377,444	(10,655)	366,788
Net Ordinary Income	123,943	2,122	6,334	2,630	135,030	(869)	134,161
II **Total Assets**	15,254,312	946,372	610,283	535,751	17,346,719	(1,438,344)	15,908,374

Year ended March 31, 2004	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
							(Millions of Yen)
I **Total Ordinary Income**	411,978	42,611	41,080	13,059	508,729	(10,472)	498,256
(1) Unaffiliated Customers	410,197	35,776	39,605	12,676	498,256	-	498,256
(2) Intersegment	1,780	6,834	1,474	383	10,472	(10,472)	-
Total Ordinary Expenses	294,767	34,570	35,274	7,857	372,470	(9,904)	362,565
Net Ordinary Income	117,210	8,040	5,805	5,202	136,258	(567)	135,690
II **Total Assets**	14,822,688	944,510	555,588	477,926	16,800,713	(1,429,334)	15,371,378

Market Value Information for Fiscal Year 2004 (Consolidated)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

		March 31, 2005
Millions of Yen	*Book Value*	*Net Unrealized Gain(Loss) Reflected on the Statements of Operations*
Trading Securities	235,181	49

(b) Held-to-Maturity Debt Securities with Market Value

					March 31, 2005
	Book	*Market*	*Unrealized Gain(Loss)*		
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese Government Bonds	427,552	431,004	3,452	3,452	0
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	389,888	390,982	1,094	1,098	4
Foreign Government Bonds and Others	5,195	5,345	150	151	1
Total	822,635	827,333	4,697	4,702	5

Market value is based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Value

					March 31, 2005
		Book	*Unrealized Gain(Loss)*		
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	440,249	633,385	193,135	206,286	13,150
Japanese Bonds	957,192	960,515	3,322	3,667	345
Government Bonds	609,039	610,900	1,860	1,977	116
Local Government Bonds	60,067	60,486	418	612	194
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	288,085	289,128	1,043	1,078	34
Foreign Securities and Others	1,718,243	1,714,789	(3,453)	11,294	14,748
Total	3,115,685	3,308,690	193,005	221,249	28,244

Book value in the consolidated balance sheets reflects market value calculated by using the average market value during final month of the fiscal period as for Japanese stocks, and by using the market value at the end of the fiscal period as for the securities other than Japanese stocks.

(d) Available-for-Sale Securities sold during the Fiscal Year

			March 31, 2005
Millions of Yen	*Amount Sold*	*Gain*	*Loss*
Available-for-Sale Securities	9,436,316	62,328	34,320

(e) Investment Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	March 31, 2005
Millions of Yen	*Book Value*
Available-for-Sale Securities	
Unlisted Japanese Bonds	181,960
Unlisted Foreign Securities	168,219
Unlisted Japanese Stocks, excluding stocks sold in public market	95,767

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with maturity and Held-to-Maturity Debt Securities

				March 31, 2005
	Book Value			
Millions of Yen	*~1YR*	*1YR ~ 5YR*	*5YR ~ 10YR*	*10YR ~*
Japanese Bonds	273,958	1,090,331	569,224	26,401
Government Bonds	60,239	496,464	456,501	25,247
Local Government Bonds	1,168	29,677	29,640	-
Short-Term Corporate Bonds	-	-	-	-
Corporate Bonds	212,550	564,189	83,083	1,154
Foreign Securities and Others	103,737	598,709	740,255	337,636
Total	377,695	1,689,041	1,309,479	364,038

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

			March 31, 2005
Millions of Yen	*Book Value*	*Market Value*	*Net*
Investments in Affiliates	725	2,166	1,440

Market value is based on the closing prices at the end of the fiscal period.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose and being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others (other than for trading purpose and being held-to-maturity)

					March 31, 2005
			Unrealized Gain(Loss)		
Millions of Yen	*Cost*	*Book Value*	*Net*	*Gain*	*Loss*
Money Held in Trust for Others	2,000	2,000	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Available-for-Sale Securities, Net of Tax" in the consolidated balance sheets.

Millions of Yen	*March 31, 2005*
Net Unrealized Gains	192,855
Available-for-Sale Securities	192,855
(-) Amount Equivalent to Deferred Tax Liabilities	78,214
Total (before adjustment for Minority Interest)	114,641
(-) Minority Interest	41
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	2,028
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	116,628

Net unrealized gains includes foreign currency translation adjustments on foreign securities and investment in limited partnerships without market value.

Market Value Information for Fiscal Year 2003 (Consolidated)

1. Securities

The information includes a part of "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

		March 31, 2004
Millions of Yen	*Book Value*	*Net Unrealized Gain (Loss) Reflected on the Statements of Operations*
Trading Securities	256,428	(35)

(b) Held-to-Maturity Debt Securities with Market Value

					March 31, 2004
	Book	*Market*	*Unrealized Gain(Loss)*		
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese Government Bonds	279	278	(1)	0	1
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Foreign Government Bonds and Others	10,110	10,481	370	376	5
Total	10,390	10,760	369	377	7

Market value is based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Value

					March 31, 2004
		Book	*Unrealized Gain(Loss)*		
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	450,824	609,902	159,077	175,285	16,208
Japanese Bonds	1,165,292	1,156,378	(8,914)	1,293	10,207
Government Bonds	933,310	924,240	(9,069)	113	9,183
Local Government Bonds	60,228	59,955	(273)	428	702
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	171,753	172,183	429	752	322
Foreign Securities and Others	1,501,371	1,511,710	10,339	15,668	5,329
Total	3,117,489	3,277,991	160,502	192,248	31,745

Values in the balance sheets reflect market value calculated by using the average market value during final month of the fiscal period as for Japanese stocks, and by using the market value at the end of the fiscal period as for the securities other than Japanese stocks.

(d) Available-for-Sale Securities sold during the Fiscal Year

			March 31, 2004
Millions of Yen	*Amount Sold*	*Gain*	*Loss*
Available-for-Sale Securities	7,308,180	113,633	55,897

(e) Investment Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	March 31, 2004
Millions of Yen	*Book Value*
Available-for-Sale Securities	
Unlisted Japanese Bonds	139,477
Unlisted Foreign Securities	129,789
Unlisted Japanese Stocks, excluding stocks sold in public market	79,615

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with maturity and Held-to-Maturity Debt Securities

	March 31, 2004			
	Book Value			
Millions of Yen	~1YR	1YR~5YR	5YR~10YR	10YR~
Japanese Bonds	54,983	712,404	502,177	26,568
Government Bonds	5,990	457,963	435,414	25,150
Local Government Bonds	1,691	28,181	30,081	-
Short-Term Corporate Bonds	-	-	-	-
Corporate Bonds	47,300	226,259	36,682	1,418
Foreign Securities and Others	65,128	700,722	629,083	167,884
Total	120,112	1,413,126	1,131,261	194,453

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

	March 31, 2004		
Millions of Yen	Book Value	Market Value	Net
Investments in Affiliates	149	1,775	1,625

Market value is based on the closing prices at the end of the fiscal period.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose and being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others (other than for trading purpose and being held-to-maturity)

	March 31, 2004				
			Unrealized Gain(Loss)		
Millions of Yen	Cost	Book Value	Net	Gain	Loss
Money Held in Trust for Others	686	686	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Available-for-Sale Securities, Net of Tax" in the consolidated balance sheets.

Millions of Yen	March 31, 2004
Net Unrealized Gains	160,067
Available-for-Sale Securities	160,067
(-) Amount Equivalent to Deferred Tax Liabilities	64,805
Total (before adjustment for Minority Interest)	95,262
(-) Minority Interest	79
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	758
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	95,941

Net unrealized gains includes foreign currency transaction adjustments on foreign securities without market value.

Financial Derivatives for Fiscal 2004 and 2003 (Consolidated)

(a) Interest Related Transactions

	March 31, 2005				March 31, 2004			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Interest Futures								
Sold	15,647,579	3,271,222	1,504	1,504	26,176,879	5,571,431	(63,839)	(63,839)
Purchased	14,411,504	2,410,453	(12,568)	(12,568)	21,726,530	3,538,557	28,345	28,345
Interest Options								
Sold	1,213,479	-	(339)	(112)	1,277,742	9,645	(313)	(1)
Purchased	11,915,104	-	621	32	831,495	-	290	89
Over-the-Counter								
Forward Rate Agreements	-	-	-	-	-	-	-	-
Interest Rate Swaps								
Fix Rcv-Flt Pay	22,835,928	17,884,897	367,389	367,389	21,164,611	17,736,622	641,194	641,194
Flt Rcv-Fix Pay	22,864,816	18,186,921	(343,147)	(343,147)	20,184,050	16,735,699	(585,331)	(585,331)
Flt Rcv-Flt Pay	4,345,643	1,681,343	232	232	4,125,158	3,549,658	(461)	(461)
Interest Options								
Sold	2,316,131	2,182,353	(5,933)	1,892	791,635	698,264	(3,384)	(1,383)
Purchased	1,398,141	1,338,666	12,361	(1,453)	1,226,826	1,212,261	13,812	2,374
Others	-	-	-	-	-	-	-	-
Total			20,120	13,768			30,311	20,985

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on *the consolidated statements of operations.*

Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) are excluded from the schedule above.

Market value of listed transactions is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.

Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(b) Currency Related Transactions

	March 31, 2005				March 31, 2004			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Currency Futures	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-
Over-the-Counter								
Currency Swaps	196,388	160,933	3,405	3,405	48,042	44,208	4,374	4,374
Forward								
Sold	1,184,186	131,095	(7,558)	(7,558)	2,109,758	97,740	64,390	64,390
Purchased	1,442,646	148,608	9,990	9,990	2,306,627	101,009	(63,605)	(63,605)
Currency Options								
Sold	522,760	154,614	(10,905)	1,879	1,331	171	(2,020)	(82)
Purchased	523,091	151,101	8,100	(785)	2,011	161	1,878	1
Others	-	-	-	-	-	-	-	-
Total			3,033	6,931			5,017	5,077

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.

Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the consolidated balance sheets at the end of the fiscal period, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.

Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(c) Stock Related Transactions

Millions of Yen	March 31, 2005 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2004 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Stock Index Futures								
Sold	40,785	-	393	393	8,050	-	(358)	(358)
Purchased	29,595	-	(137)	(137)	-	-	-	-
Stock Index Options								
Sold	70,833	-	(147)	100	-	-	-	-
Purchased	176,165	-	465	(318)	-	-	-	-
Over-the-Counter								
Stock Options	-	-	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			573	38			(358)	(358)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.

(d) Bond Related Transactions

Millions of Yen	March 31, 2005 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2004 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Bond Futures								
Sold	1,156,618	-	(1,717)	(1,717)	1,339,701	-	(6,384)	(6,384)
Purchased	1,145,205	-	1,236	1,236	1,363,071	-	1,962	1,962
Bond Future Options								
Sold	693,099	-	(2,296)	329	160,726	-	(456)	12
Purchased	508,669	-	2,154	(491)	447,007	-	1,072	(243)
Over-the-Counter								
Bond Options								
Sold	22,651	-	(125)	(39)	-	-	-	-
Purchased	19,920	-	2	(10)	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(746)	(693)			(3,805)	(4,653)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.
Market value of OTC transactions is calculated mainly using option pricing models.

(e) Commodity Related Transactions

The Bank did not have any corresponding transactions as of March 31, 2005 and 2004.

(f) Credit Derivative Transactions

Millions of Yen	March 31, 2005 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2004 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Over-the-Counter								
Credit Derivatives								
Sold	1,500	1,500	1	1	500	500	2	2
Purchased	-	-	-	-	1,000	1,000	(6)	(6)
Total			1	1			(4)	(4)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value is calculated using discounted present value.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Non-Consolidated Balance Sheets

(Millions of Yen)

	Mar-05 (unaudited)	Mar-04	Change
Assets:			
Cash and Due from Banks	429,308	751,656	(322,347)
Call Loans	45,557	114,789	(69,231)
Bills Bought	-	62,600	(62,600)
Commercial Paper and Other Debt Purchased	219,282	102,428	116,853
Trading Assets	283,426	301,896	(18,469)
Money Held in Trust	2,000	686	1,313
Investment Securities	4,587,448	3,636,250	951,197
Loans and Bills Discounted	9,035,826	8,887,978	147,847
Foreign Exchanges	7,397	13,339	(5,941)
Other Assets	775,194	1,001,024	(225,830)
Premises and Equipment	96,126	97,932	(1,806)
Deferred Tax Assets	72,544	141,371	(68,827)
Customers' Liabilities for Acceptances and Guarantees	561,253	474,756	86,496
Reserve for Possible Loan Losses	(77,076)	(109,091)	32,014
Reserve for Losses on Investment Securities	(19,704)	(4,774)	(14,930)
Total Assets	16,018,584	15,472,846	545,737
Liabilities:			
Deposits	9,095,353	8,758,651	336,702
Negotiable Certificates of Deposit	1,495,995	1,387,329	108,665
Call Money	10,737	90,000	(79,263)
Payables under Repurchase Agreements	936,658	1,024,599	(87,940)
Collateral for Lending Securities	53,507	239,138	(185,630)
Bills Sold	291,200	60,700	230,500
Trading Liabilities	52,431	47,933	4,498
Borrowed Money	468,108	445,567	22,541
Foreign Exchanges	1,003	12,664	(11,661)
Corporate Bonds	162,700	122,700	40,000
Convertible Bonds	-	70	(70)
Borrowed Money from Trust Account	1,473,736	1,425,148	48,588
Other Liabilities	502,390	564,547	(62,157)
Reserve for Employee Bonuses	3,546	3,476	70
Reserve for Employee Retirement Benefits	335	305	30
Deferred Tax Liabilities on Revaluation Reserve for Land	6,613	6,826	(213)
Acceptances and Guarantees	561,253	474,756	86,496
Total Liabilities	15,115,571	14,664,414	451,156
Stockholders' Equity:			
Capital Stock	287,053	287,018	35
Capital Surplus	240,472	240,437	35
Additional Paid-in Capital	240,472	240,437	35
Retained Earnings	269,167	193,861	75,306
Legal Retained Earnings	46,580	45,603	976
Voluntary Reserves	131,872	68,872	62,999
Unappropriated Profit at End of the Period	90,715	79,385	11,329
Net Income	84,700	73,928	10,771
Revaluation Reserve for Land, Net of Tax	(3,551)	(3,235)	(315)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	114,337	94,783	19,554
Treasury Stock	(4,466)	(4,433)	(33)
Total Stockholders' Equity	903,013	808,432	94,581
Total Liabilities and Stockholders' Equity	16,018,584	15,472,846	545,737

Non-Consolidated Statements of Operations and Retained Earnings

(Millions of Yen)

	Mar-05 (unaudited)	Mar-04	Change
Ordinary Income:			
Trust Fees	71,316	76,401	(5,084)
Interest Income:	238,477	212,429	26,047
Interest on Loans and Discounts	120,298	120,930	(631)
Interest and Dividends on Securities	97,012	85,749	11,263
Fees and Commissions	72,405	57,984	14,420
Trading Revenue	4,239	3,760	479
Other Operating Income	46,858	76,201	(29,343)
Other Ordinary Income	45,176	51,956	(6,779)
Total Ordinary Income	478,474	478,733	(259)
Ordinary Expenses:			
Interest Expenses:	91,547	94,981	(3,434)
Interest on Deposits	32,366	29,456	2,909
Fees and Commissions	34,236	30,453	3,783
Trading Expenses	72	-	72
Other Operating Expenses	50,972	49,015	1,956
General and Administrative Expenses	115,260	113,467	1,792
Other Ordinary Expenses	65,797	68,705	(2,907)
Total Ordinary Expenses	357,886	356,622	1,263
Net Ordinary Income	120,587	122,110	(1,523)
Extraordinary Income	24,213	8,843	15,369
Extraordinary Expenses	4,800	4,955	(155)
Income before Income Taxes	140,000	125,998	14,001
Provision for Income Taxes:			
Current	85	104	(19)
Deferred	55,214	51,965	3,248
Net Income	84,700	73,928	10,771
Retained Earnings Brought Forward from Previous Year	5,708	4,359	1,348
Transfer from Revaluation Reserve for Land, Net of Tax	314	1,098	(784)
Deferential Loss on Disposal of Treasury Stock	7	1	6
Unappropriated Profit at End of the Period	90,715	79,385	11,329

Non-Consolidated Statement of Appropriation of Profit

(Millions of Yen)

	Mar-05 (proposed)	Mar-04	Change
Unappropriated Profit at End of the Period	90,715	79,385	11,329
Transfer from Voluntary Reserve	2	0	1
Transfer from Reserve for Losses on Overseas Investments	2	0	1
Total	90,717	79,386	11,331
Profit Appropriations	80,062	73,677	6,384
Transfer to Legal Retained Earnings	-	976	(976)
Dividends on Preferred Stock	-	568	(568)
Dividends on Common Stock	19,992	9,062	10,930
Bonuses to Directors	70	70	-
Voluntary Reserve	60,000	63,000	(3,000)
Special Voluntary Earned Reserve	60,000	63,000	(3,000)
Profit Brought Forward to Next Year	10,654	5,708	4,946

Statements of Trust Account (unaudited)

(Millions of Yen)

	Mar-05	Mar-04	Change
Assets:			
Loans and Bills Discounted	912,294	1,132,607	(220,313)
Investment Securities	6,717,120	5,796,846	920,273
Money Held in Trust	36,376,779	37,804,184	(1,427,405)
Securities Held in Custody Accounts	642	875	(233)
Money Claims	4,126,756	3,375,654	751,101
Premises and Equipment	2,708,770	2,095,424	613,346
Other Claims	95,454	73,831	21,622
Call Loans	500	-	500
Loans to Banking Account	1,473,736	1,425,148	48,588
Cash and Due from Banks	233,455	184,590	48,864
Total Assets	52,645,509	51,889,165	756,344
Liabilities:			
Money Trusts	17,256,145	18,475,916	(1,219,770)
Pension Trusts	4,980,875	6,017,425	(1,036,550)
Property Formation Benefit Trusts	10,806	11,256	(450)
Loan Trusts	1,043,955	1,362,069	(318,114)
Securities Investment Trusts	8,547,273	7,210,767	1,336,506
Money Entrusted, other than Money Trusts	1,887,535	2,689,844	(802,309)
Securities Trusts	9,803,555	9,119,565	683,989
Money Claim Trusts	3,861,212	3,060,074	801,138
Equipment Trusts	2,299	4,123	(1,824)
Land and Fixtures Trusts	157,690	176,288	(18,598)
Other Trusts	5,094,159	3,761,832	1,332,327
Total Liabilities	52,645,509	51,889,165	756,344

Major Account Balances
(sum of Banking Account and Trust Account)

(Millions of Yen)

	Mar-05 (unaudited)	Mar-04	Change
Total Employable Funds	33,883,131	36,012,648	(2,129,517)
Deposits	9,095,353	8,758,651	336,702
Negotiable Certificates of Deposit	1,495,995	1,387,329	108,665
Money Trusts	17,256,145	18,475,916	(1,219,770)
Pension Trusts	4,980,875	6,017,425	(1,036,550)
Property Formation Benefit Trusts	10,806	11,256	(450)
Loan Trusts	1,043,955	1,362,069	(318,114)

	Mar-05 (unaudited)	Mar-04	Change
Loans and Bills Discounted	9,948,120	10,020,586	(72,465)
Banking Account	9,035,826	8,887,978	147,847
Trust Account	912,294	1,132,607	(220,313)
Investment Securities	11,304,568	9,433,097	1,871,471
Banking Account	4,587,448	3,636,250	951,197
Trust Account	6,717,120	5,796,846	920,273

The Sumitomo Trust & Banking Co., Ltd.
May 24, 2005

Changes in Directors, Statutory Auditors and Executive Officers
(As of June 29, 2005)

The Sumitomo Trust & Banking Co., Ltd. hereby notifies the following changes of Directors, Statutory Auditors and Executive Officers.

(1)	Candidate for Representative Directors	
	Representative Director, Chairman of the Board *	Atsushi Takahashi
	(Currently Representative Director, President and CEO)	
	Representative Director, President and CEO *	Yutaka Morita
	(Currently Representative Director, Deputy president Executive Officer)	
(2)	Retiring Representative Directors	
	(Currently Representative Director, Chairman of the Board) *	Hitoshi Murakami
	(Currently Representative Director, Senior Executive Officer)	Toshiharu Sakurai
	(Currently Representative Director, Senior Executive Officer)	Kazuo Miyakawa
(3)	Candidate for Directors	
	Director, Managing Executive Officer	Masahiko Nakai
	(Currently Managing Executive Officer)	
	Director, Managing Executive Officer	Masaru Suzuki
	(Currently Statutory Auditor)	
	Director, Managing Executive Officer	Tomoaki Ando
	(Currently Executive Officer, Regional Executive of Nagoya and GM of Nagoya Branch)	
	Director, Managing Executive Officer	Hitoshi Tsunekage
	(Currently Executive Officer, GM of Corporate Planning Department)	
(4)	Retiring Director	
	(Currently Director, Managing Executive Officer)	Yukio Aoyama

(5)	Candidate for Statutory Auditors	
	Statutory Auditor (Currently Executive Officer, GM of Corporate Administration Department)	Hiroshi Noguchi
	Statutory Auditor (Currently Professor of Economics, Senshu University)	Koji Hirao
(6)	Retiring Statutory Auditors	
	(Currently Statutory Auditor)	Masaru Suzuki
	(Currently Statutory Auditor)	Tsuneo Hiroe
(7)	Candidate for Executive Officers	
	Managing Executive Officer (Currently Executive Officer, GM of Tokyo Corporate Business Department I)	Teruhiko Sugita
	Managing Executive Officer (Currently Executive Officer, GM of IT and Business Processing Department)	Hiroaki Okuno
	Executive Officer (Currently GM of Planning and Coordination Department)	Norihiro Katada
	Executive Officer (Currently GM of Real Estate Business Development Department and Real Estate Consulting Department)	Takashi Matsui
	Executive Officer (Currently GM of Retail Business Planning and Promotion Department)	Mitsuru Nawata
	Executive Officer (Currently GM of Personnel Department)	Shuichi Kusakawa
	Executive Officer (Currently GM of Financial Institutions Department)	Rikiya Hattori
	Executive Officer (Currently GM of Global Credit Investment Management Department)	Hideo Amemiya
	Executive Officer (Currently GM of Treasury Department)	Sumikazu Tsutsui
(8)	Retiring Executive Officers	
	(Currently Executive Officer, GM of Fukuoka Branch)	Takashi Shingai
	(Currently Executive Officer, GM of Kyoto Branch)	Zengo Tanoue
	(Currently Executive Officer, GM of Corporate Administration Department)	Hiroshi Noguchi

* : These changes were announced on May 11, 2005.

GM : General Manager

Explanatory Material

Fiscal Year 2004
ended on Mar.31, 2005

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

Legal Disclaimer

Regarding forward-looking Statements contained in this material

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, The Sumitomo Trust & Banking Co., Ltd. (referred to hereinafter as "Sumitomo Trust") hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

I. Outlook of the financial results for the fiscal year 2004

1. Summary of the financial results for the fiscal year 2004

(Consolidated)

		Millions of Yen		
		FY2004	FY2003	Change
Gross profits	1	**287,820**	279,911	7,909
Net trust fees	2	**71,316**	76,401	-5,084
Principal guaranteed trust a/c credit costs	3	**6,103**	4,678	1,424
Net interest income	4	**149,013**	119,709	29,303
Net fees and commissions	5	**67,469**	52,827	14,642
Net gains on trading	6	**4,166**	3,760	406
Others	7	**-4,146**	27,212	-31,358
General & administrative expenses	8	**138,239**	132,716	5,522
Net transfer to general reserves	9	**-**	-	-
Banking a/c credit costs	10	**11,675**	19,256	-7,580
Net losses on direct write-offs	11	**9,682**	16,840	-7,158
Net transfer to specific loan losses reserves	12	**-**	-	-
Net transfer to reserves for loans to borrowers in specific foreign countries	13	**-**	-	-
Losses on sales of loans	14	**1,993**	2,415	-422
Net gains on stocks	15	**13,965**	25,723	-11,757
Net income from affiliates by equity method	16	**1,505**	99	1,405
Others	17	**-19,214**	-18,070	-1,144
Net operating income	18	**134,161**	**135,690**	**-1,529**
Extraordinary income	19	**23,693**	2,965	20,728
Losses on impairment of fixed assets	20	**106**	-	106
Reversal of reserves	21	**17,849**	1,157	16,692
Income from change of shares related to subsidiaries	22	**5,617**	-	5,617
Net income before income taxes	23	**157,854**	138,656	19,198
Income taxes	24	**1,981**	1,201	779
Deferred income taxes	25	**56,216**	54,025	2,190
Minority interest	26	**2,791**	3,798	-1,007
Net income	27	**96,865**	**79,629**	**17,236**

Total credit costs (3 + 9 +10 - 21)	28	**-70**	22,777	-22,848

Net business profit before credit costs	29	**161,143**	153,619	7,524

<Number of subsidiaries/affiliates>

	Mar. 2005	Mar. 2004	Change
Consolidated subsidiaries	**19**	18	1
Affiliates (subject to the equity method)	**9**	5	4

(Non-consolidated)

		Millions of Yen			% change
		FY2004	FY2003	Change	
Gross profits	1	**256,473**	252,327	4,146	1.6
excluding Net gains on bonds (1-8-17)	2	**246,705**	224,296	22,409	10.0
Net trust fees	3	**71,316**	76,401	-5,084	-6.7
Principal guaranteed trust a/c credit costs	4	**6,103**	4,678	1,424	30.4
Net losses on direct write-offs	5	**5,662**	4,720	942	20.0
Losses on sales of loans	6	**440**	-41	482	1,166.4
Trust fees from principal guaranteed trust a/c	7	**28,216**	33,742	-5,525	-16.4
Net capital gains on sale of securities	8	**-**	-472	472	100.0
Other trust fees	9	**49,203**	47,338	1,865	3.9
Net interest income	10	**146,935**	117,448	29,486	25.1
Domestic	11	**107,731**	91,369	16,362	17.9
International	12	**39,203**	26,078	13,124	50.3
Net fees and commissions	13	**38,169**	27,531	10,637	38.6
Domestic	14	**38,732**	29,700	9,032	30.4
Net gains on trading	15	**4,166**	3,760	406	10.8
Others	16	**-4,113**	27,186	-31,300	-115.1
Net capital gains on bonds	17	**9,768**	28,503	-18,735	-65.7
Net gains on financial derivatives	18	**-17,480**	-5,044	-12,435	-246.5
General and administrative expenses	19	**114,347**	111,974	2,372	2.1
Personnel expenses	20	**44,909**	46,410	-1,501	-3.2
Non-personnel expenses excluding taxes	21	**62,755**	60,740	2,015	3.3
Taxes other than income taxes	22	**6,682**	4,823	1,858	38.5
Net business profit before credit costs (1+4-19)	23	**148,229**	**145,031**	**3,197**	**2.2**
excluding Net capital gains on bonds (23-8-17)	24	**138,461**	117,000	21,461	18.3
Net transfer to general reserves	25	**-**	-	-	-
Net business profit	26	**142,126**	140,352	1,773	1.3
Net non-recurring profit	27	**-21,538**	-18,241	-3,297	-18.1
Net gains on stocks	28	**13,622**	25,640	-12,017	-46.9
Gains on sale of stocks	29	**18,642**	41,281	-22,638	-54.8
Losses on sale of stocks	30	**765**	12,624	-11,859	-93.9
Losses on devaluation of stocks	31	**4,254**	3,016	1,238	41.0
Banking a/c net credit costs	32	**11,540**	19,141	-7,601	-39.7
Net losses on direct write-offs	33	**9,583**	16,725	-7,142	-42.7
Net transfer to specific loan loss reserves	34	**-**	-	-	-
Net transfer to reserves for loans to borrowers in specific foreign countries	35	**-**	-	-	-
Losses on sales of loans	36	**1,956**	2,415	-458	-19.0
Others	37	**-23,620**	-24,740	1,119	4.5
Net transfer to reserve for losses on investment securities	38	**14,930**	4,774	10,156	212.8
Amortization of net actuarial losses/prior service cost	39	**5,137**	8,417	-3,279	-39.0
Net operating income	40	**120,587**	**122,110**	**-1,523**	**-1.2**
Extraordinary income	41	**19,413**	3,887	15,525	399.3
Net gains on disposal of fixed assets	42	**-1,024**	-1,292	268	20.7
Losses on impairment of fixed assets	43	**106**	-	106	-
Reversal of reserves	44	**19,117**	1,986	17,131	862.4
Amortized cost of net transition obligation for employee retirement benefit	45	**3,659**	3,659	-	-
Net gains on collection from write-offs	46	**5,086**	1,568	3,518	224.4
Net income before income taxes	47	**140,000**	125,998	14,001	11.1
Income taxes	48	**85**	104	-19	-18.3
Deferred income taxes	49	**55,214**	51,965	3,248	6.3
Net income	50	**84,700**	**73,928**	**10,771**	**14.6**

Total credit costs (4 + 25 + 32 - 44)	51	**-1,474**	21,833	-23,307	-106.8

Dividend per common stock (Yen, percentage points)		**12.00**	6.00	6.00	100.0

2. Unrealized gains/losses on investment securities

(1) Banking a/c

(Consolidated)

	Millions of Yen						
	Mar. 2005			Mar. 2004			Change of net
	Net	Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses	
Held-to-maturity debt securities	**4,697**	**4,702**	**5**	369	377	7	4,327
Available-for-sale securities	**192,855**	**221,419**	**28,563**	160,067	192,248	32,181	32,788
Total	**197,552**	**226,122**	**28,569**	160,437	192,625	32,188	37,115
Japanese stocks	**193,135**	**206,286**	**13,150**	159,077	175,285	16,208	34,058
Japanese bonds	**7,869**	**8,218**	**349**	-8,915	1,294	10,209	16,784
Foreign securities and others (*1)	**-3,452**	**11,616**	**15,069**	10,274	16,045	5,770	-13,727
(Net unrealized gains on available-for-sale securities, net of tax)	**116,628**	―――	―――	95,941	―――	―――	20,687

*(*1) Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen.*

Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is no foreign exchange rate risk.

Net unrealized gain on " Investment in affiliates " : Mar. 2005: 11,373 million yen, Mar. 2004: 12,613 million yen

(Non-consolidated)

	Millions of Yen						
	Mar. 2005			Mar. 2004			Change of net
	Net	Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses	
Held-to-maturity debt securities	**4,545**	**4,549**	**4**	-	-	-	4,545
Investment in affiliates	**1,440**	**1,440**	**-**	1,625	1,625	-	-184
Available-for-sale securities	**192,520**	**220,929**	**28,409**	159,568	191,614	32,046	32,951
Total	**198,506**	**226,920**	**28,413**	161,193	193,239	32,046	37,312
Japanese stocks	**194,416**	**207,567**	**13,150**	160,537	176,744	16,207	33,879
Japanese bonds	**7,868**	**8,217**	**349**	-8,914	1,293	10,207	16,782
Foreign securities and others (*1)	**-3,778**	**11,135**	**14,913**	9,570	15,201	5,631	-13,348
(Net unrealized gains on available-for-sale securities, net of tax)	**114,337**	―――	―――	94,783	―――	―――	19,554

(*1) Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen.

Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is no foreign exchange rate risk.

(2) Principal guaranteed trust a/c

(Non-consolidated)

	Millions of Yen		
	Net		Change of net
	Mar. 2005	Mar. 2004	
Total	**549**	1,863	-1,314
Japanese stocks	**-**	-	-
Japanese bonds	**549**	1,095	-546
Foreign securities and others	**-**	768	-768

3. BIS capital ratio (Consolidated)

	Millions of Yen			
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Mar. 2004
Total capital	**1,489,403**	1,505,617	1,390,649	98,753
Tier I	**861,795**	839,779	789,900	71,895
Net unrealized losses on available-for-sale securities, net of tax	**-**	-	-	-
Minority interest in consolidated subsidiaries	**85,208**	90,802	90,277	-5,069
Non-cumulative preferred capital notes	**83,000**	83,000	83,000	-
Tier II	**658,718**	670,778	605,517	53,201
Upper Tier II	**322,318**	309,878	276,317	46,001
Net unrealized gains on available-for-sale securities, net of tax	**88,265**	61,225	72,605	15,659
Revaluation surplus on land, after 55% discount	**1,378**	1,393	1,616	-238
General reserves	**44,075**	58,659	73,425	-29,350
Perpetual subordinated debts	**188,600**	188,600	128,670	59,930
Lower Tier II	**336,400**	360,900	329,200	7,200
Termed subordinated debts, etc.	**336,400**	360,900	329,200	7,200
Deduction (double gearing)	**31,110**	4,939	4,767	26,342
Total risk adjusted assets	**11,914,889**	11,364,083	11,168,978	745,911
On-balance-sheet items	**11,031,445**	10,437,249	10,165,760	865,685
Off-balance-sheet items	**828,899**	840,804	939,211	-110,311
Market risk equivalent	**54,544**	86,029	64,006	-9,462
BIS capital ratio	**12.50%**	13.24%	12.45%	0.05%
(Tier I ratio)	**7.23%**	7.38%	7.07%	0.16%

Note: Non-consolidated BIS capital ratio and Tier I ratio are 12.58% and 7.21%, respectively.

4. Adequacy for calculating and posting net deferred tax assets

1. Adequacy for calculating and posting net deferred tax assets (Non-consolidated)
The recoverability of deferred tax assets is estimated from future taxable income that is estimated based on the mid-term plan as well as historical financial performance.

Although material amount of loss carried forwards exists at the end of the fiscal year 2004, it is due to extraordinary causes in the past.
Thus, the proviso of item 4 of the practical guideline, " Treatment for audit of recoverability of deferred tax assets" is applicable.
And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income in reasonable term for estimation (5 years).

There are negative numbers for taxable income in the past five years, but those are due to extraordinary causes as following;
- Devaluation of stocks
- Proactive final disposition of non-performing loans in line with Japanese government's policy
- Acceleration of unwinding of cross share-holdings to meet the regulation

	Billions of Yen				
	FY2004	FY2003	FY2002	FY2001	FY2000
Taxable income before deduction of loss carry forwards	**127.7**	33.8	-221.2	52.4	-122.4
Net business profit before credit costs	**148.2**	145.0	158.8	150.2	144.1

Note: Taxable income before deduction of loss carry forwards of FY2004 is estimated amount.

2. Estimated amount for future taxable income (Non-consolidated)
Net business profit before credit costs, income before income taxes, and taxable income which are used for estimation of future tax income

	Billions of Yen
	Total from FY2005 to FY2009
Net business profit before credit costs	820.0
Income before income taxes	670.0
Taxable income before deduction of existing deferred tax assets factors	704.0
Effective tax rate for calculation of deferred tax assets	40.61%

3. Major factors for deferred tax assets and deferred tax liabilities (Non-consolidated)

	Billions of Yen	
	Mar. 2005	Mar. 2004
Deferred tax assets	**154.4**	209.6
Reserves for possible loan losses (including taxable losses on write-offs)	**27.4**	34.1
Devaluation of securities	**34.1**	36.3
Reserves for employee retirement benefit	**11.3**	9.5
Loss carry forwards	**56.2**	105.4
Others	**29.8**	28.7
Valuation allowance	**-4.5**	-4.5
Deferred tax liabilities	**81.9**	68.2
Net unrealized gains on available-for-sale securities	**78.1**	64.7
Others	**3.7**	3.4
Net deferred tax assets (on the balance sheet)	**72.5**	141.3

4. Percentage to capital (Non-consolidated)

	Billions of Yen		
	Mar. 2005	Mar. 2004	Change
Net deferred tax assets (A)	**72.5**	141.3	-68.8
Tier I (B)	**855.2**	790.2	64.9
Percentage (A) / (B)	**8.4%**	17.8%	-9.4%

5. Major factors for deferred tax assets (Consolidated)

	Billions of Yen	
	Mar. 2005	Mar. 2004
Deferred tax assets	**162.2**	218.3
Reserves for possible loan losses (including taxable losses on write-offs)	**29.5**	35.9
Devaluation of securities	**34.1**	36.3
Reserve for employee retirement benefit	**12.2**	10.3
Loss carry forwards	**59.1**	108.6
Unrealized profit	**4.8**	6.6
Others	**30.8**	29.4
Valuation allowance	**-8.4**	-9.0
Deferred tax liabilities	**81.9**	68.3
Net unrealized gains on available-for-sale securities	**78.2**	64.8
Others	**3.7**	3.5
Net deferred tax assets (on the balance sheet)	**80.3**	150.0
Net deferred tax liabilities (on the balance sheet)	**0.0**	0.2

6. Percentage to capital (Consolidated)

	Billions of Yen		
	Mar. 2005	Mar. 2004	Change
Net deferred tax assets (A)	**80.3**	150.0	-69.7
Tier I (B)	**861.7**	789.9	71.8
Percentage (A) / (B)	**9.3%**	18.9%	-9.6%

(*) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 1: Companies which report taxable income every year, and the taxable income sufficiently exceeds temporary differences that will result in deductible amounts in the future years.

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

Item 3: Companies which show unstable business performance and do not report taxable income enough for covering temporary differences that result in deductible amounts in the future.

Item 4: Companies which post material amount of loss carry forwards.

Proviso of item 4: Companies which post material amount of loss carry forwards but report taxable income every year except for extraordinary causes.

Item 5: Companies have post material amount of loss carry forwards for consecutive years (most commonly 3 years and more).

5. Cross shareholdings

(1) Cross shareholdings (Market price available)

(Consolidated)

	Billions of Yen		
	Mar. 2005	Sep. 2004	Mar. 2004
Cost basis (A)	**440.2**	430.7	450.8
Mark-to-market basis	**633.3**	572.9	609.9
Tier I (B)	**861.7**	839.7	789.9
Percentage (A) / (B)	**51.0%**	51.2%	57.0%

(2) Unwinding of cross shareholdings (Cost basis)
(Non-consolidated)

	Billions of Yen			
	FY2004		FY2003	
	Full FY2004	**1HFY2004**	Full FY2003	1HFY2003
Actual	**30.7**	**23.0**	143.1	101.7

6. Assets classified under the Financial reconstruction law (After partial direct write-offs)

(1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Assets classified under the Financial reconstruction law (a)	**167,149**	196,538	249,044	-29,389	-81,894
Loans in bankrupt and practically bankrupt	**10,381**	72,361	15,279	-61,979	-4,897
Doubtful loans	**86,716**	43,381	102,428	43,334	-15,712
Substandard loans (b)	**70,051**	80,796	131,336	-10,744	-61,285
Ordinary assets	**9,444,250**	9,109,952	9,132,175	334,297	312,074
Loans to substandard debtors (excluding Substandard loans) (c)	**1,698**	18,798	4,083	-17,100	-2,385
Loans to special mention debtors (excluding (b) and (c))	**334,604**	409,553	472,377	-74,949	-137,773
Loans to ordinary debtors	**9,107,947**	8,681,599	8,655,714	426,347	452,232
Total loan balance (d)	**9,611,399**	9,306,491	9,381,220	304,908	230,179
Ratio to total loan balance (a) / (d)	**1.7%**	2.1%	2.7%	-0.4%	-1.0%
Loans to substandard debtors (b)+(c)	**71,749**	99,594	135,420	-27,844	-63,670

Note: Partial direct write-offs: Mar. 2005: 72.3 billion Yen, Sep. 2004: 63.3 billion Yen, Mar. 2004: 103.4 billion Yen

(2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Assets classified under the Financial reconstruction law (e)	**17,054**	26,463	39,864	-9,408	-22,809
Loans in bankrupt and practically bankrupt	**5,079**	6,839	3,452	-1,760	1,627
Doubtful loans	**1,402**	4,501	10,672	-3,098	-9,269
Substandard loans (f)	**10,571**	15,121	25,738	-4,549	-15,167
Ordinary assets	**718,871**	821,829	989,676	-102,958	-270,805
Loans to substandard debtors (excluding Substandard loans) (g)	**303**	551	720	-247	-416
Loans to special mention debtors (excluding (f) and (g))	**13,819**	17,540	24,798	-3,720	-10,978
Loans to ordinary debtors	**704,747**	803,737	964,158	-98,989	-259,410
Total loan balance (h)	**735,925**	848,292	1,029,541	-112,367	-293,615
Ratio to total loan balance (e) / (h)	**2.3%**	3.1%	3.9%	-0.8%	-1.6%
Loans to substandard debtors (f)+(g)	**10,875**	15,672	26,459	-4,797	-15,583

(3) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Assets classified under the Financial reconstruction law (A)	**184,203**	223,001	288,908	-38,797	-104,704
Loans in bankrupt and practically bankrupt	**15,461**	79,201	18,731	-63,739	-3,269
Doubtful loans	**88,119**	47,882	113,101	40,236	-24,982
Substandard loans (B)	**80,623**	95,917	157,075	-15,294	-76,452
Ordinary assets	**10,163,121**	9,931,782	10,121,852	231,339	41,268
Loans to substandard debtors (excluding substandard loans) (C)	**2,002**	19,350	4,803	-17,347	-2,801
Loans to special mention debtors (excluding (B) and (C))	**348,424**	427,094	497,176	-78,669	-148,752
Loans to ordinary debtors	**9,812,694**	9,485,337	9,619,872	327,357	192,822
Total loan balance (D)	**10,347,325**	10,154,783	10,410,761	192,541	-63,435
Ratio to total loan balance (A) / (D)	**1.8%**	2.2%	2.8%	-0.4%	-1.0%
Loans to substandard debtors (B)+(C)	**82,625**	115,267	161,879	-32,642	-79,254

(4) Reserve ratio for loans to special mention/ordinary debtors (general reserves) (Banking a/c) (Non-consolidated)

	Percentage points				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Special mention	**7.6**	9.5	10.4	-1.9	-2.8
Substandard debtors	**15.6**	13.8	17.9	1.8	-2.3
Against uncovered portion	**32.2**	43.1	42.6	-10.9	-10.4
Other than substandard debtors	**5.9**	8.5	8.2	-2.6	-2.3
Ordinary debtors	**0.1**	0.1	0.1	0.0	0.0

Note: Reserve ratio = general reserves/loan amount

(5) Asset classified under the Financial reconstruction law as of March 31, 2005 (Non-consolidated)

(Banking a/c) (in millions of Yen)

	Balance	Coverage ratio	Collateral/Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 10,381 (15,279)	100% (100%)	*Specific loan loss reserves (b)*	978	100% (100%) (b) / ((a)-(c))
			Guarantee and collateral (c)	9,403	
Doubtful loans (B)	(d) 86,716 (102,428)	93% (95%)	Uncovered	5,328	82% (86%) (e) / ((d)-(f))
			Specific loan loss reserves (e)	25,787	
			Guarantee and collateral (f)	55,601	
Substandard loans (C)	(g) 70,051 (131,336)	66% (75%)	Uncovered	23,504	31% (42%) (h) / ((g)-(i))
			General reserves (h)	11,054	
			Guarantee and collateral (i)	35,493	
Ordinary assets	9,444,250 (9,132,175)		General reserves	31,242	
			Reserves for loans to borrowers in specific foreign countries	448	
Total	9,611,399 (9,381,220)				

Total of (A),(B) and (C)	167,149 (249,044)

Ratio to total loan balance
1.7%

(Principal guaranteed trust a/c) (in millions of Yen)

	Balance	Coverage Ratio	Collateral/Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	5,079 (3,452)	100% (100%)	Guarantee and collateral	5,079	5,781 Reserves for loan trust
Doubtful loans (E)	1,402 (10,672)	68% (87%)	Uncovered	447	552 Reserves for JOMT (Jointly-operated money trust)
			Guarantee and collateral	955	
Substandard loans (F)	10,571 (25,738)	53% (51%)	Uncovered	4,947	
			Guarantee and collateral	5,624	
Ordinary assets	718,871 (989,676)				
Total	735,925 (1,029,541)				

Total of (D), (E) and (F)	17,054 (39,864)

Ratio to total loan balance
2.3%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	10,347,325 (10,410,761)

Total of (A),(B),(C),(D),(E) and (F)	184,203 (288,908)

Ratio to grand total loan balance
1.8%

Note: Numbers in parenthesis are as of Mar. 2004

7. Forecast for FY2005

	Billions of Yen			
	Forecast for FY2005		FY2004	Change
	Full FY2005(A)	1HFY2005	(Actual) (B)	(A)-(B)
(Non-consolidated)				
Net business profits before credit costs	**150.0**	70.0	148.2	1.7
Net business profits	**150.0**	70.0	142.1	7.8
Total credit costs	**20.0**	10.0	-1.4	21.4
Banking a/c net credit costs	**20.0**	10.0	-7.5	27.5
Trust a/c net credit costs	**0.0**	0.0	6.1	-6.1
Other non-recurring items	**-10.0**	-5.0	-9.9	-0.0
Net operating income	**120.0**	55.0	120.5	-0.5
Net income	**72.0**	33.0	84.7	-12.7
Dividend per common stock (Yen)	**12.00**	6.00	12.00	-

(Consolidated)				
Net operating income	**140.0**	65.0	134.1	5.8
Net income	**80.0**	37.0	96.8	-16.8

Note: Forcast is subject to change

8. Mid-term financial objectives and business strategies

Sumitomo Trust promotes differentiation from the competition through both trust and real estate related business that are positioned as the main pillars of its business model. Sustained growth will be maintained in dynamic profit-generating areas focusing on "distinctive retail services leveraging trust functions" and "investment banking business based on trust business", with a yet greater emphasis on superior customer services.

Promoting "distinctive retail services leveraging trust functions" starts with development of close ties with each individual customer from the initial welcome at our offices. We build a relationship of confidence with high satisfaction by proposing tailor-made solutions making best use of our trust functions for overall asset investment and administration, real-estate, pension, inheritance, will-writing and other such services which are specific to trust bank and its retail customer base.

As for "investment banking business based on trust business", it means promoting activities specific to a trust bank that is expert in real estate, equipment and credit risk management. Such activities can be broadly divided into two groups as follows, 1. Investment banking, such as arranging project finance and non-recourse loans, marketing real estate and other asset securitization products or funds to investors. 2. proprietary investment for our own account in various equity and credit-based assets.

To realize the above, a mid-term financial target for FY2008 has been set up, i.e. over 200 billion yen in consolidated net business profit before credit costs, over 100 billion yen in consolidated net profit, and a 10% level consolidated ROE. For that purpose, each business group is implementing policies as detailed below.

(1) Mid-term financial target for FY2008 (Consolidated)

	Billions of Yen	
	FY2004 Actual	**FY2008 Target**
Net business profits before credit costs	161.1	**Over 200**
Net income	96.8	**Over 100**
ROE	11.80%	***10%***

(2) Business strategies

1. Retail Financial Services Group

By making full use of the favorable opportunity afforded by the introduction of the deposit guarantee cap system, we are providing "distinctive retail services leveraging trust functions" to our customers and raising our presence in the financial industry.

2. Wholesale Financial Services Group

In addition to further business promotion in our signature niches such as asset securitization products and real estate non-recourse loans, we are diversifying targets for our proprietary investment activities to achieve yet greater profit expansion. Higher profits are also aimed at through business reorganization and the thorough expansion of our palette of trust and real estate related business products, including work place marketing products.

3. Treasury and Financial Products Group

We aim at substantial and stable profit growth by actively promoting investment in credit and equity assets centering on secondary market transactions, and alternative investment funds.

4. Fiduciary Services Group

This is the core business that differentiates us from the competition. By focusing our strengths on products with high relative profitability such as alternative investment instruments in the field of asset management business and equity investment trusts in the field of custodial services, we intend to expand significantly our market share.

5. Real Estate Group

In the field of real estate, we pursue to rank in top-class position among all trust banks in terms of profitability, and plan to continue strengthening our position by increasing our sales organization through such measures as increased information-gathering capacity, the development of private funds, equity investment activity, and the launch of J-REITs, thereby boosting our "investment banking business based on trust business".

Regarding the companies in the group which are rapidly increasing their range of business and profitability, we intend to make full use of their strengths and features to produce a synergy effect that will help our entire group of companies achieve yet higher profitability and broader business base.

II. Supplementary information I

1. Total risk adjusted assets, capital and deferred tax assets (Consolidated)

	Billions of Yen			
	Total risk adjusted assets	Capital		
		Total	Tier I	Tier II
Mar. 2002	11,908.0	1,293.6	734.1	562.4
Mar. 2003	11,580.8	1,213.9	706.1	511.3
Mar. 2004	11,168.9	1,390.6	789.9	605.5
Mar. 2005	**11,914.8**	**1,489.4**	**861.7**	**658.7**

	Billions of Yen	
	Deferred tax assets	BIS capital ratio
Mar. 2002	250.3	10.86%
Mar. 2003	279.4	10.48%
Mar. 2004	150.0	12.45%
Mar. 2005	**80.3**	**12.50%**

2. Net business profit (Non-consolidated)

	Billions of Yen			
	Net business profit before net transfer to general reserves	Net business profit	Net business profit before principal guaranteed a/c credit costs	
			Before net transfer to general reserves	
FY2003	140.3	140.3	145.0	145.0
FY2004	142.1	142.1	148.2	148.2
FY2005 (Forecast)	150.0	150.0	150.0	150.0
1HFY2005(Forecast)	70.0	70.0	70.0	70.0

3. Non-performing loans

(1) Credit costs

(Consolidated)

	Billions of Yen			
	Net transfer to general reserves (a)	Banking a/c credit costs (*) (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
FY2003	-	18.0	4.6	22.7
FY2004	-	-6.1	6.1	-0.0
1HFY2004	-	-16.0	3.1	-12.9

(*) For banking a/c credit costs, the sum of credit costs is booked to be non-recurring loss. However, in the table above,
1.1 billion yen of reversal of reserves (extraordinary income item) is included for FY2003,
16.7 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2004, and
17.8 billion yen of reversal of reserves (extraordinary income item) is included for FY2004.

(Non-consolidated)

	Billions of Yen			
	Net transfer to general reserves (a)	Banking a/c credit costs (*) (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
FY2003	-	17.1	4.6	21.8
FY2004	-	-7.5	6.1	-1.4
1HFY2004	-	-16.2	3.1	-13.1
FY2005(Forecast)	0.0	20.0	0.0	20.0
1HFY2005(Forecast)	0.0	10.0	0.0	10.0

(*) For banking a/c credit costs, the sum of credit costs is booked to be non-recurring loss. However, in the table above,
1.9 billion yen of reversal of reserves (extraordinary income item) is included for FY2003,
16.9 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2004, and
19.1 billion yen of reversal of reserves (extraordinary income item) is included for FY2004.

(2) Outstanding amount (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

(Classification under self-assessment)

	Billions of Yen				
	Legally/ virtually bankrupt (a)	Potentially bankrupt (b)	Potentially bankrupt or worse categories (a)+(b)	Special mention (=Watch list) including Substandard (c)	(a)+(b)+(c)
Mar. 2004	18.7	113.1	131.8	659.1	790.9
Sep. 2004	79.2	47.9	127.1	542.4	669.4
Mar. 2005	**15.5**	**88.1**	**103.6**	**431.0**	**534.6**

(Classification under the Financial reconstruction law)

	Billions of Yen	
	Substandard Loans (d)	(a)+(b)+(d)
Mar. 2004	157.1	288.9
Sep. 2004	95.9	223.0
Mar. 2005	**80.6**	**184.2**

(3) Final disposal and new entry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

a. Outstanding amount (Compared to Mar. 2004)

	Billions of Yen		
	Loans in bankrupt/ practically bankrupt	Doubtful loans	Total
Mar. 2004	18.7	113.1	131.8
Mar. 2005	**15.5**	**88.1**	**103.6**
New entry during FY2004	6.2	77.8	84.0
Final disposal during FY2004	-77.6	-34.7	-112.3
Category migration during FY2004	68.1	-68.1	-
Net	-3.3	-25.0	-28.3

b. Outstanding amount (Compared to Sep. 2004)

	Billions of Yen		
	Loans in bankrupt/ practically bankrupt	Doubtful loans	Total
Sep. 2004	79.2	47.9	127.1
Mar. 2005	**15.5**	**88.1**	**103.6**
New entry during 2HFY2004	4.7	65.0	69.7
Final disposal during 2HFY2004	-72.5	-20.7	-93.2
Category migration during 2HFY2004	4.1	-4.1	-
Net	-63.7	40.2	-23.5

c. Breakdown by disposal methods

	Billions of Yen				
	Liquidation	Reconstruction	Financial condition improvement along with reconstruction	Outright Sale	
					Sale to RCC
FY2004	19.5	2.4	0.3	35.6	-
1HFY2004	18.5	0.4	0.2	26.2	-

	Billions of Yen				
	Direct write-offs	Others			Total
		Total	Collection/repayment	Financial condition improvement	
FY2004	-36.2	90.7	88.8	1.9	112.3
1HFY2004	-38.0	11.8	10.3	1.4	19.1

(4) Financial support to debtors (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	FY2004		
	Amount (Billions of Yen)	Number of companies	Company name
Debt forgiveness	-	-	―――
Based on private sector resolution guideline	-	-	―――
Debt to equity swap	-	-	―――
Preferred stock	-	-	―――
Total	-	-	―――

Note: Based on public announcement

(5) Cash reserves and cash reserve ratio for each category of debtor (Banking a/c) (Non-consolidated)

		Mar. 2005		Sep. 2004	
		Cash reserve ratio	Cash reserves(*) (Billions of Yen)	Cash reserve ratio	Cash reserves(*) (Billions of Yen)
Loans to bankrupt and practically bankrupt debtors	against uncovered portion	**100.0%**	**0.9**	100.0%	1.0
Loans to doubtful debtors	against uncovered portion	**82.8%**	**25.7**	84.8%	21.7
Loans to substandard debtors	against uncovered portion	**32.2%**	**11.2**	43.1%	13.7
	against loan amount	**15.6%**		13.8%	
Loans to special mention debtors (excluding Loans to substandard debtors)	against loan amount	**5.9%**	**19.9**	8.5%	34.9
Loans to ordinary debtors	against loan amount	**0.1%**	**11.0**	0.1%	8.6

(*) Cash reserves = General reserves or specific loan losses reserves

(6) Cash reserves for loans to substandard debtors calculated based on discount cash flow method (Banking a/c) (Non-consolidated)

	Numbers of applicable debtors	Cash reserves (Billions of Yen)	Reserve ratio against uncovered portion
Mar. 2004	16	39.4	47.0%
Sep. 2004	15	30.6	42.2%
Mar. 2005	**12**	**16.4**	**26.7%**

Note: Discount cash flow method is applied to the substandard debtors and part of special mention debtors with exposure of 5 billion yen or more.

(7) Non-performing loan ratio (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004
The Financial reconstruction law basis	6.1%	5.1%	3.6%	3.4%	2.8%

	Sep. 2004	Mar. 2005
The Financial reconstruction law basis	2.2%	1.8%

4. *Cross shareholdings*

(1) Cross shareholdings (Market price available)

(Consolidated)

	Billions of Yen		
	Cost basis	Mark-to-market basis	Tier I
Mar. 2004	450.8	609.9	789.9
Sep. 2004	430.7	572.9	839.7
Mar. 2005	**440.2**	**633.3**	**861.7**

(2) Unwinding of cross shareholdings (Cost basis)

(Non-consolidated)

	Billions of Yen
	Total
FY2004	30.7
1HFY2004	23.0

(3) Losses on devaluation of stocks (Non-consolidated)

	Billions of Yen	
	Net gains/ losses of stocks	
		Losses on devaluation of stocks
FY2003	25.6	-3.0
FY2004	13.6	-4.2

5. Loans

(1) Loans to small and mid-sized corporations (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Loan amount (Billions of Yen)	Loan ratio (%)
Mar. 2004	4,403.0	45.5
Mar. 2005	**4,286.0**	**45.2**

(2) Loans by industry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

		Billions of Yen				
			Risk managed loans			
		Total amount	Loans more than 3 months past	Restructured loans	Other delinquent loans	Loans in bankruptcy proceedings
Wholesale and retail	Mar. 2004	874.2	-	20.2	5.7	4.1
	Mar. 2005	790.0	-	0.8	1.8	2.8
Construction	Mar. 2004	182.8	-	57.2	0.2	1.4
	Mar. 2005	176.8	0.1	14.4	17.0	-
Real estate	Mar. 2004	928.0	-	16.5	75.6	7.0
	Mar. 2005	1,247.0	-	3.8	58.9	0.3
Finance and insurance	Mar. 2004	2,443.5	-	1.9	2.3	0.2
	Mar. 2005	1,925.9	-	-	1.7	0.1

(3) Non-recourse loans related to real estate (Non-consolidated)

	Loan amount (Billions of Yen)
Mar. 2004	427.8
Mar. 2005	**654.8**

III. Supplementary information II

1. Return on equity (Non-consolidated)

		Yen		
		FY2004	FY2003	Change
Dividend per stock	Common stock	**12.00**	6.00	6.00
	Preferred stock	**-**	6.08	-6.08
Net income per common stock		**52.34**	50.09	2.25
Return (Net business profit before trust a/c credit costs) on equity		**18.1%**	22.7%	-4.6%
Return (Net business profit before credit costs) on equity		**18.1%**	22.7%	-4.6%
Return (Net income) on equity		**10.3%**	11.5%	-1.2%
		Millions of Yen		
Total stockholder's equity (ending balance)		**903,013**	808,432	94,581
Net unrealized gains/losses on available-for-sale securities, net of tax		**114,337**	94,783	19,554

2. Spread (Non-consolidated)

(1) Domestic banking a/c

	Percentage points		
	FY2004	FY2003	Change
Average yield on interest-earning assets (A)	**1.19**	1.16	0.03
Loans and bills discounted (a)	**1.26**	1.29	-0.03
Bonds (b)	**0.90**	1.03	-0.13
Average yield on interest-bearing liabilities (B)	**0.25**	0.32	-0.07
Deposits (c)	**0.21**	0.21	0.00
Gross margin (A) - (B)	**0.94**	0.84	0.10
Loan-deposit margin (a) - (c)	**1.05**	1.08	-0.03

(2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points		
	FY2004	FY2003	Change
Average yield on interest-earning assets (A)	**1.25**	1.22	0.03
Loans and bills discounted (a)	**1.29**	1.32	-0.03
Bonds (b)	**0.93**	1.07	-0.14
Average yield on interest-bearing liabilities (B)	**0.19**	0.24	-0.05
Deposits (c)	**0.17**	0.17	0.00
Gross margin (A) - (B)	**1.06**	0.98	0.08
Loan-deposit margin (a) - (c)	**1.12**	1.15	-0.03

3. Breakdown of gains/ losses on securities (Non-consolidated)

(1) Bond related

	Millions of Yen		
	FY2004	FY2003	Change
Net gains/losses on bonds	**9,768**	28,503	-18,735
Gains on sale of bonds	**43,260**	72,474	-29,214
Gains on redemption of bonds	-	-	-
Losses on sale of bonds	**33,491**	43,272	-9,780
Losses on redemption of bonds	-	159	-159
Losses on devaluation of bonds	-	538	-538

(2) Stock related

	Millions of Yen		
	FY2004	FY2003	Change
Net gains/losses on stocks	**13,622**	25,640	-12,017
Gains on sale of stocks	**18,642**	41,281	-22,638
Losses on sale of stocks	**765**	12,624	-11,859
Losses on devaluation of stocks (*)	**4,254**	3,016	1,238

(*) The Bank applies the rule for stock valuation as follows under Japanese GAAP.

- Values of the stocks whose market values are obtainable in the markets are determined on the basis of the 1-month-average of their daily closing prices during March 2005 (the closing month of FY2004).
- The Bank adopts the standard for devaluation of stocks shown below.

Standard for devaluation of stocks

	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors			To be devaluated
Stocks of special mention or worse debtors		To be devaluated	To be devaluated

Devaluation of listed stocks

	Millions of Yen		
	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors	-	-	-
Stocks of special mention or worse debtors	-	12	-

4. Unrealized gains/losses on financial derivatives

(1) Unrealized gains/losses on financial derivatives reflected upon the statement of income

(Consolidated)

	Millions of Yen		
	Mar. 2005	Mar. 2004	Change
Interest rate related	**13,768**	20,985	-7,216
Interest rate swaps	**24,474**	55,401	-30,926
Currency related	**6,931**	5,077	1,854
Stock related	**38**	-358	396
Bond related	**-693**	-4,653	3,960
Credit derivatives	**1**	-4	5
Total	**20,046**	21,046	-999

(Non-consolidated)

	Millions of Yen		
	Mar. 2005	Mar. 2004	Change
Interest rate related	**13,777**	20,991	-7,213
Interest rate swaps	**24,483**	55,407	-30,923
Currency related	**6,931**	5,077	1,854
Stock related	**38**	-358	396
Bond related	**-693**	-4,653	3,960
Credit derivatives	**1**	-4	5
Total	**20,056**	21,052	-996

(2) Derivatives to which hedge accounting is applicable

(Non-consolidated)

	Millions of Yen		
	Mar. 2005	Mar. 2004	Change
Interest rate related	**22,869**	-8,337	31,207
Interest rate swaps	**22,869**	-8,337	31,207
Currency related	**-180**	-214	33
Total	**22,688**	-8,552	31,241

5. General & administrative expenses (Non-consolidated)

	Millions of Yen		
	FY2004	FY2003	Change
General & administrative expenses	**114,347**	111,974	2,372
Personnel expenses	**44,909**	46,410	-1,501
Non-personnel expenses excluding taxes	**62,755**	60,740	2,015
Taxes other than income taxes	**6,682**	4,823	1,858

6. Number of directors and employees (Non-consolidated)

	Mar. 2005	Mar. 2004	Change
Number of directors and statutory auditors	**16**	17	-1
Statutory auditors	**5**	5	-
Number of employees (*)	**4,991**	4,843	148

(*) Including clerical staff, and staff dispatched from other companies. Not including part-timers.

7. Number of branches and subsidiaries (Non-consolidated)

	Mar. 2005	Mar. 2004	Change
Number of domestic branches (*1)	**51**	51	-
Number of overseas branches	**3**	3	-
Number of overseas subsidiaries (*2)	**4**	3	1

(*1) Excluding satellite offices (10 offices in Mar. 2005 and 15 offices in Mar. 2004)

(*2) Excluding special purpose companies

8. Employee retirement benefits

(Consolidated)

		Millions of Yen		
		Mar. 2005	Mar. 2004	Change
Projected benefit obligation	(A)	**198,046**	193,556	4,489
(Discount rate)		**(2.0%)**	(2.0%)	(-%)
Plan assets (market value)	(B)	**228,851**	222,920	5,930
Reserves for employee retirement benefits	(C)	**2,551**	2,440	111
Advance benefit paid	(D)	**67,450**	70,795	-3,345
Unrecognized net plan assets	(E)	**-**	29,444	-29,444
Unrecognized net transition obligation	(F)	**-**	3,659	-3,659
Unrecognized net prior service cost	(G)	**1,739**	2,049	-310
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**32,354**	62,725	-30,371

	Millions of Yen		
	FY2004	FY2003	Change
Retirement benefit expenses	**10,496**	16,873	-6,376

(Non-consolidated)

		Millions of Yen		
		Mar. 2005	Mar. 2004	Change
Projected benefit obligation	(A)	**195,007**	190,687	4,320
(Discount rate)		**(2.0%)**	(2.0%)	(-%)
Plan assets (market value)	(B)	**228,051**	222,217	5,834
Reserves for employee retirement benefits	(C)	**335**	305	30
Advance benefit paid	(D)	**67,450**	70,795	-3,345
Unrecognized net plan assets	(E)	**-**	29,444	-29,444
Unrecognized net transition obligation	(F)	**-**	3,659	-3,659
Unrecognized net prior service cost	(G)	**1,739**	2,049	-310
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**32,331**	62,694	-30,362

	Millions of Yen		
	FY2004	FY2003	Change
Retirement benefit expenses	**10,147**	16,372	-6,224
Service cost-benefits earned	**4,222**	3,632	589
Interest cost on projected benefit obligation	**3,807**	4,830	-1,023
Expected return on plan assets	**-7,454**	-5,574	-1,880
Amortization of net transition obligation	**3,659**	3,659	-
Amortization of prior service cost	**310**	310	-
Amortization of net actuarial losses(*)	**4,826**	8,106	-3,279
Others (additional benefit at retirement, etc.)	**774**	1,405	-631

(*) Early application effect of "Accounting Standard for Employee Retirement Benefits" (issued by the Business Accounting Deliberation Council on June 16,1998) revised on March 16,2005 is included. This standard permits unrealized net plan assets regarded as assets or profit from this fiscal year.

9. Risk managed loans

(1) Banking a/c and principal guaranteed trust a/c combined (Consolidated)

		Millions of Yen				
		Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Risk managed loans	Loans in bankruptcy proceedings	**4,712**	13,407	15,068	-8,694	-10,355
	Other delinquent loans	**98,830**	113,317	116,550	-14,486	-17,719
	Loans more than 3 months past due	**188**	15	18	173	170
	Restructured loans	**80,450**	95,917	157,075	-15,467	-76,625
	Total Loans under risk management	**184,182**	222,657	288,712	-38,474	-104,530
Partial direct write-offs: Mar. 2005: 74.8 billion yen, Sep. 2004: 67.1 billion yen, Mar. 2004: 107.1 billion yen						
Total Loan Balance		**9,749,845**	9,576,920	9,891,600	172,925	-141,754

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.05**	0.14	0.15	-0.09	-0.10
	Other delinquent loans	**1.01**	1.18	1.18	-0.17	-0.17
	Loans more than 3 months past due	**0.00**	0.00	0.00	0.00	0.00
	Restructured loans	**0.83**	1.00	1.59	-0.17	-0.76
	Total Loans under risk management	**1.89**	2.32	2.92	-0.43	-1.03

(2) Banking a/c loans (Non-consolidated)

		Millions of Yen				
		Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Risk managed loans	Loans in bankruptcy proceedings	**2,906**	9,655	12,351	-6,749	-9,445
	Other delinquent loans	**93,099**	104,431	103,724	-11,331	-10,624
	Loans more than 3 months past due	**173**	-	-	173	173
	Restructured loans	**69,878**	80,796	131,336	-10,917	-61,458
	Total Loans under risk management	**166,056**	194,882	247,412	-28,825	-81,355
Partial direct write-offs: Mar. 2005: 72.3 billion yen, Sep. 2004: 63.3 billion yen, Mar. 2004: 103.4 billion yen						
Total loan balance		**9,035,826**	8,752,611	8,887,978	283,214	147,847

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.03**	0.11	0.14	-0.08	-0.11
	Other delinquent loans	**1.03**	1.19	1.17	-0.16	-0.14
	Loans more than 3 months past due	**0.00**	-	-	0.00	0.00
	Restructured loans	**0.77**	0.92	1.48	-0.15	-0.71
	Total Loans under risk management	**1.84**	2.23	2.78	-0.39	-0.94

(3) Principal guaranteed trust a/c loans (Non-consolidated)

		Millions of Yen				
		Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Risk managed loans	Loans in bankruptcy proceedings	**1,737**	3,650	2,563	-1,913	-826
	Other delinquent loans	**4,745**	7,691	11,561	-2,945	-6,816
	Loans more than 3 months past due	**-**	-	-	-	-
	Restructured loans	**10,571**	15,121	25,738	-4,549	-15,167
	Total Loans under risk management	**17,054**	26,463	39,864	-9,408	-22,809
Total loan balance		**735,925**	848,292	1,029,541	-112,367	-293,615

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.24**	0.43	0.25	-0.19	-0.01
	Other delinquent loans	**0.64**	0.91	1.12	-0.27	-0.48
	Loans more than 3 months past due	**-**	-	-	-	-
	Restructured loans	**1.44**	1.78	2.50	-0.34	-1.06
	Total Loans under risk management	**2.32**	3.12	3.87	-0.80	-1.55

(4) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

		Millions of Yen				
		Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Risk managed loans	Loans in bankruptcy proceedings	**4,643**	13,305	14,915	-8,662	-10,271
	Other delinquent loans	**97,844**	112,122	115,285	-14,277	-17,440
	Loans more than 3 months past due	**173**	-	-	173	173
	Restructured loans	**80,450**	95,917	157,075	-15,467	-76,625
	Total Loans under risk management	**183,111**	221,345	287,276	-38,234	-104,165
Total Loan Balance		**9,771,751**	9,600,904	9,917,519	170,847	-145,767

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.05**	0.14	0.15	-0.09	-0.10
	Other delinquent loans	**1.00**	1.17	1.16	-0.17	-0.16
	Loans more than 3 months past due	**0.00**	-	-	0.00	0.00
	Restructured loans	**0.82**	1.00	1.58	-0.18	-0.76
	Total Loans under risk management	**1.87**	2.31	2.90	-0.44	-1.03

10. Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

(1) Loans outstanding in doubtful or worse categories as of Sep. 2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen					
	Sep. 2000	Mar. 2001	Sep. 2001	Mar. 2002	Sep. 2002	Mar. 2003
Loans in bankrupt/practically bankrupt	112.1	82.7	89.9	38.4	55.9	14.3
Doubtful loans	614.7	377.5	277.7	240.2	159.4	72.7
Total	726.8	460.2	367.6	278.6	215.3	86.9

	Billions of Yen				
	Sep. 2003	Mar. 2004	Sep. 2004	Mar. 2005	Change from Sep. 2004
Loans in bankrupt/practically bankrupt	13.0	6.2	63.8	3.2	-60.6
Doubtful loans	72.0	64.3	2.2	1.3	-0.9
Total	84.9	70.5	66.0	**4.6**	**-61.5**
				(A)	**(B)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2004
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright sales	1.6
Direct write-offs	-0.7
Others	60.6
Collection/repayment	60.6
Financial condition improvement	-
Total	**61.5** **(B)**

c. Quasi final disposal or in the process of final disposal (out of **(A)**)

	Billions of Yen
	2HFY2004
Legal liquidation	4.4
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.2
Entrusted to RCC	-
Total	4.6

(2) New entry to doubtful or worse categories during 2HFY2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen					
	Mar. 2001	Sep. 2001	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003
Loans in bankrupt/practically bankrupt	2.7	0.7	1.3	7.4	6.4	6.9
Doubtful loans	34.5	29.4	26.4	5.5	5.2	2.5
Total	37.2	30.1	27.6	12.8	11.6	9.5

	Billions of Yen			
	Mar. 2004	Sep. 2004	Mar. 2005	Change from Sep. 2004
Loans in bankrupt/practically bankrupt	6.1	5.7	0.8	-4.9
Doubtful loans	1.2	-	-	-
Total	7.3	5.7	**0.8**	**-4.9**
			(C)	**(D)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2004
Liquidation	1.0
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright sales	-
Direct write-offs	-3.5
Others	7.3
Collection/repayment	7.3
Financial condition improvement	-
Total	**4.9** (D)

c. Quasi final disposal or in the process of final disposal (out of **(C)**)

	Billions of Yen
	2HFY2004
Legal liquidation	0.1
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.5
Entrusted to RCC	-
Total	0.7

(3) New entry to doubtful or worse categories during 1HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen				
	Sep. 2001	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003
Loans in bankrupt/practically bankrupt	3.4	2.8	1.5	2.7	1.2
Doubtful loans	54.6	46.1	33.9	22.5	14.8
Total	58.0	48.9	35.4	25.2	16.0

	Billions of Yen			
	Mar. 2004	Sep. 2004	Mar. 2005	Change from Sep. 2004
Loans in bankrupt/practically bankrupt	0.8	0.8	0.2	-0.6
Doubtful loans	10.6	9.3	9.2	-0.1
Total	11.5	10.1	**9.4**	**-0.7**
			(E)	(F)

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2004
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright sales	-
Direct write-offs	-0.0
Others	0.7
Collection/repayment	0.7
Financial condition improvement	-
Total	**0.7** (F)

c. Quasi final disposal or in the process of final disposal (out of **(E)**)

	Billions of Yen
	2HFY2004
Legal liquidation	-
Quasi legal liquidation	-
Divided into good company and bad company	5.3
Residual of small amount loans after partial write-offs	-
Entrusted to RCC	-
Total	5.3

(4) New entry to doubtful or worse categories during 2HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen				
	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004
Loans in bankrupt/practically bankrupt	4.8	2.5	2.1	1.3	0.9
Doubtful loans	111.7	53.7	17.0	8.1	5.2
Total	116.5	56.1	19.1	9.4	6.1

	Billions of Yen		
	Sep. 2004	Mar. 2005	Change from Sep. 2004
Loans in bankrupt/practically bankrupt	0.9	3.5	2.6
Doubtful loans	4.2	1.3	-2.8
Total	5.1	**4.8**	**-0.3**
		(G)	**(H)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2004
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright sales	-
Direct write-offs	0.0
Others	0.3
Collection/repayment	0.2
Financial condition improvement	0.1
Total	**0.3** **(H)**

c. Quasi final disposal or in the process of final disposal (out of **(G)**)

	Billions of Yen
	2HFY2004
Legal liquidation	0.0
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	2.1
Entrusted to RCC	-
Total	2.1

(5) New entry to doubtful or worse categories during 1HFY2002 and disposal thereafter

a. Outstanding amount

	Billions of Yen				
	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004
Loans in bankrupt/practically bankrupt	2.9	1.8	1.3	0.4	0.4
Doubtful loans	21.3	14.9	11.4	3.8	2.9
Total	24.2	16.7	12.7	4.2	3.3

	Billions of Yen	
	Mar. 2005	Change from Sep. 2004
Loans in bankrupt/practically bankrupt	0.2	-0.2
Doubtful loans	1.5	-1.4
Total	**1.7**	**-1.6**
	(I)	**(J)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2004
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright sales	-
Direct write-offs	0.8
Others	0.8
Collection/repayment	0.8
Financial condition improvement	-
Total	**1.6** (J)

c. Quasi final disposal or in the process of final disposal (out of (I))

	Billions of Yen
	2HFY2004
Legal liquidation	0.1
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.2

(6) New entry to doubtful or worse categories during 2HFY2002 and disposal thereafter

a. Outstanding amount

	Billions of Yen					
	Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004	Mar. 2005	Change from Sep. 2004
Loans in bankrupt/practically bankrupt	1.8	1.2	1.1	0.5	0.2	-0.3
Doubtful loans	44.3	9.0	2.1	1.0	0.5	-0.5
Total	46.1	10.2	3.1	1.4	**0.7**	**-0.7**
					(K)	**(L)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2004
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright sale	0.6
Direct write-off	-0.4
Others	0.6
Collection/repayment	0.5
Financial condition improvement	0.0
Total	**0.7** (L)

c. Quasi final disposal or in the process of final disposal (out of (K))

	Billions of Yen
	2HFY2004
Legal liquidation	0.1
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.2

(7) New entry to doubtful or worse categories during 1HFY2003

a. Outstanding amount

	Billions of Yen				
	Sep 2003	Mar. 2004	Sep. 2004	Mar. 2005	Change from Sep 2004
Loans in bankrupt/practically bankrupt	0.9	0.5	1.7	0.2	-1.5
Doubtful loans	15.8	12.9	7.1	6.8	-0.4
Total	16.7	13.4	8.8	**6.9**	**-1.9**
				(M)	**(N)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2004
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright sale	-
Direct write-off	-0.1
Others	2.0
Collection/repayment	2.0
Financial condition improvement	0.0
Total	**1.9** (N)

c. Quasi final disposal or in the process of final disposal (out of **(M)**)

	Billions of Yen
	2HFY2004
Legal liquidation	0.1
Quasi legal liquidation	1.3
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	1.5

(8) New entry to doubtful or worse categories during 2HFY2003

a. Outstanding amount

	Billions of Yen			
	Mar. 2004	Sep. 2004	Mar. 2005	Change from Sep. 2004
Loans in bankrupt/practically bankrupt	2.7	3.9	1.5	-2.4
Doubtful loans	13.0	8.4	0.4	-8.0
Total	15.7	12.3	**1.9**	**-10.4**
			(O)	**(P)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2004
Liquidation	-
Reconstruction	1.0
Financial condition improvement along with reconstruction	0.1
Outright sale	-
Direct write-off	5.4
Others	3.8
Collection/repayment	3.8
Financial condition improvement	0.1
Total	**10.4** (P)

c. Quasi final disposal or in the process of final disposal (out of **(O)**)

	Billions of Yen
	2HFY2004
Legal liquidation	0.4
Quasi legal liquidation	0.2
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.2
Entrusted to RCC	-
Total	0.8

(9) New entry to doubtful or worse categories during 1HFY2004

a. Outstanding amount

	Billions of Yen		
	Sep. 2004	Mar. 2005	Change from Sep. 2004
Loans in bankrupt/practically bankrupt	1.5	0.9	-0.6
Doubtful loans	12.8	2.1	-10.7
Total	14.3	**3.0**	**-11.3**
		(Q)	**(R)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2004
Liquidation	-
Reconstruction	0.9
Financial condition improvement along with reconstruction	-
Outright Sale	7.2
Direct write-off	0.4
Others	2.8
Collection/repayment	2.5
Financial condition improvement	0.3
Total	**11.3** (R)

c. Quasi final disposal or in the process of final disposal (out of (Q))

	Billions of Yen
	2HFY2004
Legal liquidation	0.6
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.3
Entrusted to RCC	-
Total	0.9

(10) New entry to doubtful or worse categories during 2HFY2004

a. Outstanding amount

	Billions of Yen
	Mar. 2005
Loans in bankrupt/practically bankrupt	4.7
Doubtful loans	65.0
Total	**69.7** (S)

b. Quasi final disposal or in the process of final disposal (out of (S))

	Billions of Yen
	2HFY2004
Legal liquidation	0.2
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.4
Entrusted to RCC	-
Total	0.6

(11) Historical balance of doubtful or worse loans

	Billions of Yen					
	Sep.2000	Mar. 2001	Sep.2001	Mar. 2002	Sep. 2002	Mar. 2003
Loans in bankrupt/practically bankrupt	112.1	85.4	93.9	47.2	70.1	29.0
Doubtful loans	614.7	412.0	361.8	424.4	273.7	176.7
Total	726.8	497.5	455.7	471.6	343.8	205.7

	Billions of Yen				
	Sep. 2003	Mar. 2004	Sep. 2004	Mar. 2005	
					Change from Sep. 2004
Loans in bankrupt/practically bankrupt	25.7	18.7	79.2	15.5	-63.7
Doubtful loans	133.6	113.1	47.9	88.1	40.2
Total	159.4	131.8	127.1	**103.6**	**-23.5**
				(T)	(U)

(T)=(A)+(C)+(E)+(G)+(I)+(K)+(M)+(O)+(Q)+(S)

(U)=(B)+(D)+(F)+(H)+(J)+(L)+(N)+(P)+(R)+(S)

11. Loans by industry

After partial direct write-offs

(1) Loans by industry (Non-consolidated)

	Millions of Yen						
	Mar. 2005				Mar. 2004		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Mar. 2004	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches	**8,577,159**	**912,294**	**9,489,454**	-175,212	8,532,058	1,132,607	9,664,666
(excluding offshore)							
Manufacturing	**1,191,109**	**37,288**	**1,228,397**	-42,154	1,214,627	55,924	1,270,551
Agriculture	**2,731**	**-**	**2,731**	988	1,743	-	1,743
Forestry	**255**	**-**	**255**	34	221	-	221
Fishing	**2,300**	**-**	**2,300**	-	2,300	-	2,300
Mining	**4,641**	**205**	**4,847**	856	3,699	292	3,991
Construction	**150,797**	**26,038**	**176,836**	-5,976	138,220	44,592	182,812
Energy and utilities	**116,995**	**77,064**	**194,059**	-13,344	103,823	103,581	207,403
Communication	**178,060**	**13,589**	**191,649**	-24,764	201,804	14,609	216,413
Transportation	**545,789**	**157,080**	**702,870**	30,881	476,524	195,466	671,989
Wholesale and retail	**764,458**	**25,639**	**790,098**	-84,116	836,630	37,583	874,214
Finance and insurance	**1,789,986**	**135,981**	**1,925,967**	-517,599	2,225,150	218,415	2,443,566
Real estate	**1,165,728**	**81,357**	**1,247,086**	319,079	788,300	139,707	928,007
Various services	**1,228,574**	**33,563**	**1,262,138**	-56,904	1,265,370	53,672	1,319,042
Others	**1,435,730**	**324,485**	**1,760,216**	217,801	1,273,647	268,767	1,542,415
Overseas branches and offshore	**458,666**	**-**	**458,666**	102,746	355,919	-	355,919
Total	**9,035,826**	**912,294**	**9,948,120**	-72,465	8,887,978	1,132,607	10,020,586

Note: Data for "Finance and insurance" and "Real estate" for Mar. 2005 is reclassified. Pro forma number for FY2003 is -280.3 billion yen for "Finance and insurance" and +280.3 billion yen for "Real estate."

	Millions of Yen						
	Mar. 2005				Mar. 2004		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Mar. 2004	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches	**162,707**	**17,054**	**179,761**	-99,669	239,567	39,864	279,431
(excluding offshore)							
Manufacturing	**13,993**	**295**	**14,289**	-3,232	16,958	563	17,521
Agriculture	**-**	**-**	**-**	-	-	-	-
Forestry	**-**	**-**	**-**	-	-	-	-
Fishing	**-**	**-**	**-**	-	-	-	-
Mining	**-**	**-**	**-**	-	-	-	-
Construction	**30,387**	**1,282**	**31,670**	-27,251	49,055	9,866	58,922
Energy and utilities	**-**	**-**	**-**	-	-	-	-
Communication	**122**	**11**	**133**	105	10	17	28
Transportation	**4,390**	**234**	**4,625**	-1,934	5,597	962	6,560
Wholesale and retail	**4,254**	**1,247**	**5,502**	-24,636	27,557	2,580	30,138
Finance and insurance	**1,871**	**65**	**1,937**	-2,608	4,279	265	4,545
Real estate	**60,009**	**3,110**	**63,119**	-36,095	91,874	7,340	99,214
Various services	**36,477**	**4,601**	**41,078**	-1,385	30,928	11,535	42,463
Others	**11,201**	**6,204**	**17,406**	-2,630	13,304	6,731	20,036
Overseas branches and offshore	**3,349**	**-**	**3,349**	-4,495	7,845	-	7,845
Total	**166,056**	**17,054**	**183,111**	-104,165	247,412	39,864	287,276

(*) Trust a/c is principal guaranteed trust a/c

12. Overseas loan exposures by borrowers' location (Non-consolidated)

	Millions of Yen				
	Mar. 2005			Mar. 2004	Change from Mar. 2004
	Total	Japanese affiliates	Non-Japanese		
North America	**198,317**	**120,650**	**77,666**	167,842	30,474
Europe	**102,015**	**42,944**	**59,071**	93,226	8,789
Asia	**138,406**	**122,753**	**15,653**	105,837	32,569

13. Reserves for possible loan losses

(1) Banking a/c (Consolidated)

	Millions of Yen				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Reserves for possible loan losses	**80,806**	90,701	111,785	-9,894	-30,978
General reserves	**44,075**	58,659	73,425	-14,584	-29,350
Specific loan loss reserves	**36,282**	31,559	37,877	4,723	-1,594
Reserves for loans to borrowers in specific foreign countries	**448**	482	481	-33	-33

(2) Banking a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Reserves for possible loan losses	**77,076**	87,990	109,091	-10,914	-32,014
General reserves	**43,390**	57,799	72,555	-14,408	-29,164
Specific loan loss reserves	**33,237**	29,709	36,054	3,528	-2,816
Reserves for loans to borrowers in specific foreign countries	**448**	482	481	-33	-33

(3) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Reserves for loan trust	**5,781**	6,840	8,275	-1,058	-2,494
Reserves for jointly-operated money trust	**552**	563	585	-11	-33
Total	**6,333**	7,403	8,861	-1,070	-2,528

14. Balance of major accounts (Banking a/c) (Non-consolidated)

	Millions of Yen				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Deposits (Ending balance)	**9,095,353**	9,017,107	8,758,651	78,245	336,702
(Average balance)	**8,741,703**	8,631,295	8,451,858	110,408	289,845
Loans (Ending balance)	**9,035,826**	8,752,611	8,887,978	283,214	147,847
(Average balance)	**8,694,287**	8,556,067	8,669,062	138,219	25,224

<Ending balance of domestic deposits classified by depositors>

	Millions of Yen				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Individuals	**6,222,761**	6,085,181	5,856,054	137,580	366,706
Corporates and other organizations	**1,919,001**	2,092,818	2,189,007	-173,816	-270,005
Total	**8,141,763**	8,177,999	8,045,061	-36,236	96,701

Excluding NCDs and offshore accounts

15. Balance of major accounts (Principal guaranteed trust a/c) (Non-consolidated)

			Millions of Yen				
			Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Principal	Jointly operated money trust	Ending balance	**1,001,548**	970,351	966,350	31,197	35,197
		Average balance	**995,789**	993,286	965,787	2,502	30,001
	Loan trust	Ending balance	**1,086,639**	1,170,881	1,434,515	-84,241	-347,876
		Average balance	**1,206,779**	1,291,303	1,746,514	-84,524	-539,735
	Total	Ending balance	**2,088,188**	2,141,232	2,400,866	-53,044	-312,678
		Average balance	**2,202,568**	2,284,590	2,712,302	-82,021	-509,733
Loans	Jointly operated money trust	Ending balance	**182,401**	186,864	194,423	-4,463	-12,022
		Average balance	**188,428**	190,128	236,367	-1,699	-47,939
	Loan trust	Ending balance	**553,524**	661,428	835,117	-107,903	-281,593
		Average balance	**691,304**	756,348	1,107,994	-65,043	-416,690
	Total	Ending balance	**735,925**	848,292	1,029,541	-112,367	-293,615
		Average balance	**879,733**	946,476	1,344,362	-66,743	-464,629

<Ending principal balance classified by customers>

	Millions of Yen				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Individuals	**1,477,625**	1,635,067	1,862,507	-157,441	-384,881
Corporates and other organizations	**610,562**	506,165	538,332	104,397	72,229
Others	**-**	-	26	-	-26
Total	**2,088,188**	2,141,232	2,400,866	-53,044	-312,678

16. Loans and consumer loans to small and mid-sized corporations

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Percentage points, Millions of Yen				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Percentage to total loan balance	**45.2**	42.4	45.5	2.8	-0.3
Loan balance	**4,286,054**	3,966,105	4,403,037	319,949	-116,983

17. Consumer loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Millions of Yen				
	Mar. 2005	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Residential mortgage loans	**1,028,237**	911,700	886,333	116,537	141,904
Other consumer loans	**485,133**	447,919	408,133	37,213	76,999
Total	**1,513,371**	1,359,619	1,294,466	153,751	218,904